Form 10-K, Exhibit 13
period 1994-10-31
HARNISCHFEGER INDUSTRIES INC
filed 1995-01-30
CIK 801898

EXHIBIT 13

Management's Discussion and Analysis of Financial Statements

OVERVIEW

Harnischfeger Industries, Inc. completed fiscal 1994 in the midst of growing enthusiasm and increasing momentum. All markets served by the Company are showing strong indications that the cyclical downturn of the past several years has turned. As a result, the Company posted income from continuing operations of $19.1 million, or $0.74 per share, on consolidated net sales of $1,116.7 million. This compares with income from continuing operations of $11.4 million, or $.43 per share, last year before considering the impact of the 1993 restructuring and nonrecurring charges. Sales in 1993 amounted to $989.2 million. In addition, bookings increased 12.1% in 1994 while backlog at October 31, 1994 was up 16.6%, led by the Papermaking Machinery and Systems("PaperGroup") and the Material Handling Equipment segments.

  In addition to achieving positive operating results, management continued to focus on the five characteristics required for consideration as a core business as outlined a year ago: a global marketplace, leadership positions in the industries served, strong aftermarket sales potential, technological superiority and the ability to earn positive Economic Value Added ("EVA"). In that regard, the most significant event of the year was the acquisition of Joy Technologies Inc.("Joy"), a world leader in underground mining equipment and environmental products, consummated with an exchange of common stock on November 29, 1994. In another major strategic acquisition, the Company acquired Morris Mechanical Handling Limited ("Morris") in September, 1994. This company, based in the United Kingdom, has become part of the Material Handling Equipment segment. These acquisitions, as well as several smaller niche transactions, are discussed in more detail below.

  In April, 1994, the Company reported as a discontinued business the remaining unit in the Systems Group, Syscon Corporation ("Syscon"). The operating results of the Systems Group have therefore been reclassified as discontinued operations in the Statement of Income for each year presented. It is expected that Syscon will be divested in the first half of 1995.

  In addition to moving forward with key acquisitions, affiliations, and divestitures, all three of the Company's existing core segments are experiencing strong order and sales activity. Leading the way in 1994 was the Paper Group, reporting net sales of $712.8 million, up 22.8% over 1993 levels, reflecting the beginning of an upturn in the cyclical worldwide pulp and paper industry's capital spending. Return on sales was 4.5% in 1994, compared to 3.8% in 1993, before considering restructuring charges.

  The Mining Equipment segment reported net sales of $294.5 million, up slightly from 1993. Return on sales for the segment amounted to 6.6% in 1994 compared to 8.6% in 1993 before considering restructuring and nonrecurring charges, a decrease primarily due to lower inventory levels resulting in reduced absorption of fixed manufacturing costs.

  While net sales for the Material Handling Equipment segment decreased 6.5% to $109.4 million in 1994 from $117.0 million in 1993, return on sales was 11.1% compared to 5.8% in 1993 reflecting higher machine margins and the continued growth of the segment's aftermarket business.
  EVA, introduced in fiscal 1993, was fully adopted for purposes of management incentive compensation in fiscal 1994. This concept emphasizes the weighted average after-tax cost of capital as an important component of overall profitability and rewards managers for net earnings in excess of this cost. Each of the Company's continuing segments posted an improvement in EVA achievement in 1994, with Material Handling Equipment going positive --the first of the Company's segments to do so.


Acquisitions And Divestitures

Fiscal 1994 saw significant acquisition activity occurring in each of the Company's three operating segments. Announced in August, 1994 and consummated early in fiscal 1995, the acquisition of Joy has placed the Company as the world's leader in both surface and underground mining equipment. The transaction was completed on November 29, 1994 upon the approval of the shareholders of each company.

  Under the terms of the acquisition, to be accounted for as a pooling of interests, the Company exchanged 17,720,750 common shares for all of Joy's 31,353,000 outstanding shares, at an exchange ratio of .5652 of a share of the Company's common stock for each of Joy's common shares.

  Joy's Mining Group is a leader in the worldwide development, manufacturing, distribution and servicing of underground mining equipment for the extraction of coal and other bedded materials. In addition, Joy's Environmental
Group is a supplier of air pollution and ash handling equipment for electric utilities and other industrial applications.

  The financial position and results of operations of the Company and Joy will be combined in fiscal 1995 retroactive to November 1, 1994 and the fiscal year of Joy has been conformed to the Company's fiscal year. In addition, all prior periods presented will be restated to give effect to the merger.

  For the fiscal year ended February 25, 1994, Joy reported net sales of $566.0 million and income from continuing operations of $13.7 million. Total assets at that date were $541.7 million. See additional discussion in "Liquidity and Capital Resources" below and in Note 17 - Acquisition of Joy Technologies Inc.

  In September, 1994, the Company completed the acquisition for $24.9 million of all of the outstanding shares of MMH (Holdings) Limited, a holding company for Morris and related companies. Morris is a manufacturer of a broad line of cranes, hoists and other lifting equipment, and has an extensive service organization that provides aftermarket services to a broad spectrum of customers. Morris is headquartered in Great Britain and also has operations in the United States, the Far East and South Africa, and is a unit of the Material Handling Equipment segment. The results of Morris were included in the Company's consolidated operating results for the month of October .

  In addition, the Company completed two smaller acquisitions during 1994. In July, 1994, the Company acquired a Mexican company, Hercules, S.A. de C.V.("Hercules"), for $2.6 million. Hercules, a manufacturer of overhead cranes and hoists serving the Mexican and South American markets, is also a unit of the Material Handling Equipment segment.

  The Company acquired substantially all of the common shares of OASIS (Optical Alignment Systems and Inspection Services,
Inc.) for $7.0 million in September, 1994.  The New
Hampshire- based company provides specialty services principally to the paper industry and is part of the Company's Beloit Corporation subsidiary.

  In addition, Beloit has entered into an agreement with Jagenberg Papiertechnik, GmbH, a German paper finishing and coating equipment manufacturer. Under the Jagenberg agreement, Beloit's Lenox Division will become the major supplier of parts and service for all winder products in the Americas. The agreement is currently being reviewed by regulatory authorities with final approval expected to be received in the first half of 1995.

  Fiscal 1994 included efforts to divest of Syscon, the remaining unit of the Company's Systems Group. In 1993, the Systems Group consisted of two subsidiaries, Harnischfeger Engineers, Inc. ("HEI") and Syscon. The Board of Directors and management of the Company determined that this segment did not meet the criteria of a core business. As such, the Board of Directors determined that retention of the Systems Group was not consistent with the Company's long-term goals.

  On October 29, 1993, the Company completed the sale of HEI to that unit's senior management and some equity partners. Proceeds from the sale were $45.2 million and the Company reported a $16.2 million after-tax gain on the sale in 1993.

  In April, 1994, the Company announced its decision to divest itself of Syscon. The Company is pursuing the divestiture, which should be completed in the first half of 1995.

Results of Operations

SALES. Sales for fiscal 1994 of $1,116.7 million were 12.9% greater than 1993 sales of $989.2 million, boosted in particular by the strong increase in the Paper Group of 22.8%. Sales for the Mining Equipment segment of $294.5 million improved slightly over 1993 levels of $291.7 million. The Material Handling Equipment segment saw a modest decline in sales.

  Worldwide sales amounted to $989.2 million in 1993 and $1,141.5 million in 1992. Overcapacity within the pulp and paper industry and depressed commodity prices and economic uncertainties in the mining industry were the primary causes for the 13.3% decrease in sales in 1993. The Material Handling Equipment segment saw improvement in 1993 with sales increases of 3.2% over 1992 levels.

COSTS AND EXPENSES. Cost of sales increased 14.8% to $892.4 million from $777.3 million in 1993. This was more than the 12.9% increase in sales reflecting lower margins achieved primarily from machine sales. Product development, selling and administrative expenses as a percent of sales decreased to 18.0% from 18.7% in 1993 reflecting continued measures by management to reduce costs and increase efficiencies.

  Cost of sales decreased 10.8% in 1993, to $777.3 million from $871.4 million in 1992. Underutilization of manufacturing capacity in the Paper and Mining Equipment segments resulted in the increase in cost of sales as a percent of sales in 1993 to 78.6% as compared to 76.3% in 1992. Product development, selling and administrative expenses as a percent of sales increased to 18.7% from 16.2% in 1992 due primarily to the decrease in sales.

OPERATING RESULTS FROM CONTINUING OPERATIONS. The Company reported income from continuing operations of $19.1 million in 1994, as compared to a loss from continuing operations of $(36.9) million in 1993 and income from continuing operations of $49.8 million in 1992. Significant factors contributing to the increase in 1994 included an $83.5 million increase in operating profit, caused primarily by higher net sales in 1994 and the $75.0 million in restructuring and nonrecurring charges in 1993. Offsetting this increase were higher taxes of $25.9 million due to higher pre-tax results.



1993 Restructuring Actions

In the third quarter of fiscal 1993, the Company recorded a restructuring charge of $67.0 million($43.1 million after-tax, or $1.63 per share) to strengthen and streamline its papermaking machinery and mining equipment businesses consistent with action plans developed in light of the Company's previously determined five core business criteria. The restructuring actions were substantially completed by the end of fiscal 1994. At October 31, 1994, remaining restructuring reserves amount to $7.7 million, the majority of which relates to the Paper Group.



 Details regarding specific restructuring actions are as follows:

1993 Restructuring Actions


                                                   (in millions)

                                   Paper        Mining
                                   Group        Equipment    Other       Total
Closure of facilities                $20.5      $     -     $     -      $20.5

Inventory dispositions                   -         13.0           -       13.0

Product line discontinuance
  or modification                      14.0         9.0           -       23.0

Employee severance                       -          3.5           -        3.5

Other                                  5.5            -         1.5        7.0
                                    ------         -------     ------     ------
Pre-tax total                        $40.0        $25.5       $ 1.5      $67.0
                                    ======         =======     ======     ======


Papermaking Machinery and Systems - $40.0 Million

The largest element of the Paper Group restructuring reserve was for the closure of the Canadian papermaking machine manufacturing operation. Manufacturing operations were moved to the U.S. and the plant was closed in the second quarter of 1994. The provision consisted primarily of $3.2 million for severance of selected employees (approximately 100 direct and indirect employees in the manufacturing facility in Sorel, Quebec, Canada) and transfer costs of others to other operations in Canada and the U.S., $7.7 million for write-down of facilities and equipment to net realizable value, $0.8 million to relocate machinery for use in other operations, $2.3 million for scrapping inventory not usable elsewhere, and $4.5 million for losses prior to shutdown.

  After a detailed review of its product offerings, the Paper Group determined that selected product lines should be discontinued. In order to ensure customer satisfaction and to maintain its reputation as the technological leader in the industry, the Paper Group established a $9.0 million reserve as a necessary cost to exit these product lines.

  Other Paper Group actions included product line rearrangement costs at three divisions totaling $5.0 million.
In each of these instances, inventory of the product line was scrapped.

  The remaining elements of the Paper Group reserve consisted primarily of costs of closure of a roll-covering facility to be moved to another larger location and costs to rationalize selected nonoperating assets which did not earn a 12% after-tax rate of return.


Mining Equipment - $25.5 Million

The Mining Equipment Division reassessed the amount of inventory held in warehouses for the servicing of customer parts requirements. As a result of a redefinition of inventory held on consignment at customer mine sites and of new part numbers subject to assessment for excess and obsolete exposure, the Division decided to dispose of $13.0 million of parts previously considered saleable at amounts greater than cost.

  The Mining Equipment Division has also charged $9.0 million for product line discontinuance and modification. Of this amount, $4.0 million was required to reposition the Division with two improved models (Model 1550 and Model 2250) in the hydraulic shovel market. An additional $5.0 million was required to scrap several products which management determined could not be made saleable, and to bring other models to a saleable condition.

  Severance costs of $3.5 million were recorded to reflect the costs of reduced employment in the Mining Equipment Division.

  The cash and noncash elements of the restructuring charge approximated $39.0 million and $28.0 million, respectively.

  In addition, the Mining Equipment Division recorded a nonrecurring charge in the third quarter of fiscal 1993 resulting from the reestimation of certain warranty reserves. The charge reduced pre-tax income by $8.0 million ($5.2 million after-tax, or $0.19 per share). This charge was the result of a deeper analysis of open warranty claims and customer requests, field experience on new products and additional analytical data provided by new systems, which has since resulted in engineering, design and manufacturing changes. The Company's warranty methodology, while long-established, is by its very nature based on management's judgement and is not mathematically precise or actuarially based. The resultant warranty reserves are reevaluated periodically and reflect refinements of estimated warranty exposure on evolving product lines. This additional warranty reserve was used primarily during fiscal 1994.

INCOME TAXES

During the first quarter of fiscal 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes" (SFAS 109), by restating prior years' financial statements, retroactive to 1989. The impact of adopting this standard was to reduce previously reported shareholders' equity by $15.0 million at November 1, 1991.

  The Company's effective tax rate from continuing operations was 19.9% in 1994, (33.1%) in 1993, and 34.8% in 1992. The
effective tax rate for 1994 differed from the federal statutory rate of 35% due primarily to differences in foreign and U.S. tax rates, general business credits and lower state taxes due to net operating losses for state income tax purposes.

  A more detailed discussion of income taxes can be found in
Note 6 to the Financial Statements.


Other Postretirement Benefits

During the first quarter of fiscal 1994, the Company adopted (SFAS No. 106), "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106) through the immediate recognition of the obligation. Under SFAS 106, the costs of retiree health care and life insurance benefits are accrued over relevant employee service periods. Previously, these costs were charged to expense as claims were paid. The cumulative effect of the accounting change required by this Standard was a one-time pre-tax charge of $115.0 million ($66.1 million or $2.55 per share after taxes and minority interest). The discount rate used in determining the liability was 8.0%.

  The Board of Directors of the Company approved a general approach in 1993 that would culminate in the elimination of all Company contributions towards postretirement health care benefits. Increases in costs paid by the Company were capped beginning in 1994 extending through 1998 and Company contributions will be eliminated on January 1, 1999 for most employee groups. The initial one-time pre-tax charge reflected all plan terms and amendments in place on November 1, 1993. Negative plan amendments made subsequent to November 1, 1993 are being amortized from the date of amendment to January 1, 1999. Postretirement benefit expense recognized during fiscal 1994 was reduced by $3.0 million for amortization of negative plan amendments. See further discussion in "Liquidity and Capital Resources" below.

Bookings and Backlog

Backlog at October 31, 1994, 1993 and 1992 by business segment was as follows:


                                                     (in thousands)
                                             1994           1993        1992
                                             -----          -----         ------
Papermaking machinery and systems            $633,770      $550,660      $444,369
Mining equipment                               70,880       102,165       111,519
Material handling equipment                   107,112        43,112        62,043
                                             --------       --------      ---------
                                             $811,762      $695,937      $617,931
                                             ========       ========      =========

Bookings were $1,196.8 million in 1994, $1,067.2 million in 1993 and $1,055.4 million in 1992. A discussion of changes in bookings by segment is presented in the "Operating Results by Business Segment" section which follows.


Liquidity and Capital Resources

The Company's capital structure at October 31, 1994 and 1993 was as follows:



                                                               (in thousands)
                                                           1994       1993
                                                           ------      ------
Short-term notes payable                                   $ 14,083    $ 62,309
Long-term obligations, including current portion            244,529     246,389
                                                           --------     --------
                                                            258,612     308,698
Minority interest                                            85,570      89,110
Shareholders' equity, excluding SECT                        539,991     543,692
                                                           --------     --------
Total capitalization                                       $884,173    $941,500
                                                           ========     ========
Debt to capitalization ratio                                 29.2%        32.8%
                                                           ========     ========


The Company's debt to capitalization ratio decreased to 29.2% at October 31, 1994 from 32.8% at October 31, 1993. Significant decreases in short-term borrowings due to strong cash flow and higher cash levels at year-end resulted in the improvement. Equity in the ratio calculation excludes the Stock Employee Compensation Trust ("SECT") balance because shares in the SECT are issued and outstanding.

  Cash flow from operating activities was $100.0 million in 1994 compared to $67.9 million in 1993. The increase in cash flow between the periods was primarily a result of higher levels of advance payments and progress billings, increases in accounts payable and a decrease in inventories. While cash flow was favorably impacted in 1993 by strong collections of receivables, cash flow in 1992 was negatively impacted by the buildup of such receivables and the use of previously collected advance payments and progress billings.

  Net working capital of $250.8 million at October 31, 1994 remained about even with October 31, 1993 levels of $248.1 million. Cash used for property, plant and equipment, acquisitions and the decrease in short-term borrowings was offset by increased advance payments and progress billings and $46.8 million from the sale of treasury stock (discussed below). Although the reclassification of Syscon's assets and liabilities as net assets of discontinued operations affected the reported change in the Company's accounts receivable, inventories, accounts payable and employee compensation and benefit accruals in the Statement of Cash Flows, it had no effect on the change in net working capital.

  Net working capital decreased to $248.1 million in 1993 from $420.0 million in 1992, due primarily to reductions in worldwide receivables and inventories, and provisioning related to the $67.0 million restructuring plan and $8.0 million nonrecurring warranty charge, offset by a decrease in accounts payable.

  Capital expenditures for property, plant and equipment in 1994 were $35.1 million compared with $58.2 million in 1993. Higher capital expenditures in 1993 were due primarily to the new Beloit R&D pilot paper machine. Depreciation and amortization was $47.1 million and $44.5 million in 1994 and 1993, respectively.

  Cash used for investing activities in 1994, primarily for acquisitions, was $61.7 million and $51.9 million in 1993.

Cash used for financing activities in 1994 of $11.1 million was used primarily to reduce short-term borrowings and for dividends and was offset by proceeds of $46.8 million from the sale of treasury stock discussed below. The significant elements in the $55.0 million use of cash for financing activities in 1993 were the purchase of 2,500,000 common shares for the establishment of the SECT, which was financed using available cash and additional short-term borrowings, and dividends.

Significant changes to the Company's capital structure in 1994 are summarized below:

(1) Reduction in short-term notes payable of $48.1 million due to strong positive operating cash flow.

(2) The sale of 2,000,000 shares of treasury stock on September 7, 1994 for $46.8 million in a private transaction. This sale was executed in connection with the Company's merger with Joy to satisfy requirements under the pooling of interests accounting rules relating to treasury stock purchases. In May, 1993, following a "Dutch auction" self-tender offer, the Company purchased for cash 2,500,000 common shares, or approximately 9% of common shares then outstanding, at $19 5/8 per share, in conjunction with the establishment of the Harnischfeger Industries, Inc. SECT. Shares in the SECT are used to provide employee benefits under plans that currently require shares of stock.

  The Company maintains the ability to expand its borrowings in several ways, including the following:

(1) A shelf registration with the Securities and Exchange
    Commission for the proposed sale of up to $150.0 million of debt securities. To date, no securities have been issued under this registration.

(2) A four-year Revolving Credit Facility Agreement between the Company and certain domestic and foreign financial institutions that allows for borrowings of up to $240.0 million (recently renegotiated from $159.0 million) at rates expressed in relation to the LIBOR and other rates.

(3) Short-term bank credit lines of foreign subsidiaries of approximately $61.1 million of which approximately $14.1 million was outstanding at October 31, 1994.

  The Company believes its available cash, cash flow provided by operating activities and committed credit lines provide adequate liquidity on both a short- and long-term basis.

  The acquisition of Joy, completed on November 29, 1994, has altered the Company's capital structure. At the time the transaction was completed, Joy's outstanding long-term borrowings totaled approximately $318.0 million. Of this amount, a $84.1 million bank facility, which was subject to a change in control provision, was immediately retired by the Company from available cash. Other debt includes $200.0 million of 10 1/4% Senior Notes due 2003 ("Senior Notes") and approximately $34.0 million of Industrial Revenue Bonds and other debt. The Company expects that its net interest expense in 1995 will increase significantly over 1994 levels. The Company's debt to capitalization ratio after the acquisition of Joy will amount to approximately 44%.

  The indenture for the Senior Notes provides that, upon a "Change in Control" as defined therein, each holder of the Senior Notes shall have the right to require the repurchase of the Senior Notes at a cash purchase price equal to 101% of the principal amount thereof plus accrued but unpaid interest, if any, to the date of purchase. The acquisition of Joy constituted a "Change in Control" under the indenture. On December 29, 1994, the Company offered to repurchase the Senior Notes, with the closing of such repurchase to occur not less than 30 nor more than 60 days from that date. Any required repurchases will be funded from cash, presently committed facilities or with new financing on acceptable terms. The Company may, at its option, redeem the Senior Notes in whole or in part at any time on or after September 1, 1998 at 105.125% of their principal amount, plus accrued but unpaid interest, declining to 100% of their principal amount, plus accrued but unpaid interest, on or after September 1, 2000.

  In connection with the Joy acquisition, the Company exchanged 17,720,750 common shares to consummate the transaction, after which 47,666,301 common shares were outstanding. In addition, via an amendment to the Company's
Restated Certificate of Incorporation, authorized common stock was increased from 50,000,000 to 100,000,000 shares.

  The Company has no significant capital commitments as of October 31, 1994. Any future capital commitments are expected to be funded through cash flow from operations and, if necessary, from available lines of credit.

  It is the Company's policy not to, and it has not, participated in high-yield financings, highly leveraged transactions, or other "derivative" instruments. Hedging of specific foreign exchange transaction exposures does occur in certain circumstances.

  The Company intends to continue to expand its businesses, both internally and through acquisitions. Acquisitions are evaluated in light of the five characteristics required of a core business. It is expected that new acquisitions would be financed primarily by internally-generated funds or additional borrowings.

  The Company's restructuring actions announced in the third quarter of fiscal 1993 were substantially completed by the end of fiscal 1994. Related cash requirements in 1994 were financed internally. Cash requirements in fiscal 1995 relating to remaining restructuring actions will not be significant.

  The previously discussed implementation in the first quarter of 1994 of SFAS 106 will have no impact on the Company's cash outlays for these retiree benefits. Cash flow will improve in the future as Company contributions are capped in future years and then eliminated in 1999.

  The Company will adopt SFAS 112, "Employers' Accounting for Postemployment Benefits"(SFAS 112) in the first quarter of fiscal 1995. Inasmuch as it is currently the Company's policy to recognize obligations for most of the benefits covered by SFAS 112, the impact of adoption on the Company's results of operations and financial position will not be material.


Operating Results by Business Segment

Papermaking Machinery and Systems


                                                         (in thousands)
                                          1994        1993         1992
Net sales                                $712,778   $580,421     $699,127
Operating profit before restructuring
  charge                                   32,195     21,887       70,860
Restructuring charge                            -    (40,000)           -
Operating profit (loss) after
  restructuring charge                     32,195    (18,113)      70,860
Bookings                                  795,888    686,712      633,112

<TABLE/>


  The Papermaking Machinery and Systems segment reported sales of $712.8 million and operating profit of $32.2 million for 1994. Sales volume in 1994 was 22.8% higher than the prior year's level of $580.4 million, reflecting the upturn in the cyclical worldwide pulp and paper industry's capital spending for original equipment. Foreign sales of this segment amounted to 19.1% of total sales in 1994 and 28.2% in 1993 compared to a more typical 50/50 split, as U.S. activity was stronger than in Europe. Export sales totaled $74.6 million and $48.1 million in 1994 and 1993, respectively. Operating profit in 1994 was 4.5% of sales compared to 3.8% before the restructuring charge in 1993. Operating profit included other income of $1.4 million, $(0.3) million and $(0.7) million for the Company's equity share of Measurex Corporation's net income (loss) for 1994, 1993 and 1992, respectively and an amount representing a favorable confidential settlement of patent litigation. Both sales and return on sales are expected to improve in 1995 as the cyclical upturn continues.

  In July, 1993, the Company announced plans to strengthen and streamline its core businesses. As part of these plans, the Paper Group recorded a $40.0 million restructuring charge, primarily for the closure of its Canadian papermaking machinery manufacturing facilities and consolidation of North
American papermaking machine manufacturing operations in Beloit, Wisconsin. The restructuring charge reduced operating results to a loss of $(18.1) million in 1993. The Paper
Group's restructuring activities were substantially completed in 1994.

  Net sales and operating profit before restructuring charge amounted to $580.4 million and $21.9 million, respectively, in 1993. Net sales were 17.0% lower than the previous year reflecting continued recession in the worldwide pulp and paper industry. Operating profit before restructuring charge as a percent of sales decreased to 3.8% in 1993 from 10.1% in 1992, primarily due to underutilization of manufacturing capacity, competitive pricing of new orders and foreign currency transaction gains in 1992.

  Bookings activity improved in 1994 to $795.9 million from $686.7 million in 1993. The 15.9% increase reflects improvement in both North American pulp and paper machinery bookings and continued strength in overseas markets; bookings in 1995 are expected to exceed new orders recorded in 1994.
The Paper Group continues to maintain its leadership in papermaking machinery and allied products for the pulp and paper industries.


Mining Equipment



                                                    (in thousands)
                                          1994        1993         1992
Net sales                                $294,497   $291,742     $328,997
Operating profit before restructuring
  and nonrecurring charges                 19,531     25,158       35,267
Restructuring and nonrecurring charges          -    (33,500)           -
Operating profit (loss) after
  restructuring and nonrecurring charges   19,531     (8,342)      35,267
Bookings                                  263,212     282,388     305,465


  The Mining Equipment segment reported net sales of $294.5 million in 1994, a slight increase from 1993 levels. Operating profit was $19.5 million or 6.6% of sales compared to operating profit before restructuring and nonrecurring charges of $25.2 million or 8.6% of sales in 1993. The decrease in operating profit reflected reduced absorption of fixed manufacturing costs, as efforts were made to reduce inventory levels. Foreign sales of the Mining Equipment segment amounted to 29.1% of total sales in 1994 and 28.7% in 1993. Export sales of product manufactured in the U.S. totaled $97.1 million and $103.0 million in 1994 and 1993, respectively.

  In the third quarter of fiscal 1993, the Mining Equipment segment recorded a $25.5 million restructuring charge for activities related principally to its plans to reduce worldwide inventory and to enhance manufacturing and repair parts capabilities. Other elements in the restructuring charge provided for refocusing manufacturing and marketing efforts and for employee severance costs. In addition, an $8.0 million nonrecurring charge was recorded to reflect the reestimation of certain warranty reserves. These charges reduced operating results to a loss of $(8.3) million in 1993. The activities addressed in the reserve were completed in 1994.

  Net sales and operating profit before restructuring and nonrecurring charges amounted to $291.7 million and $25.2 million, respectively, in 1993. Sales decreased 11.3% from record levels achieved in 1992. Likewise, operating profit before restructuring and nonrecurring charges decreased 28.7% due primarily to lower sales volume in both machines and parts, as well as reduced absorption of fixed manufacturing costs.

  Bookings amounted to $263.2 million in 1994 and $282.4 million in 1993. The 6.8% decrease was attributable to the booking of a Model 9020 dragline in Australia in 1993 of approximately $35 million. Excluding this large order, booking levels improved in 1994 and are expected to improve again in 1995, driven by strong coal demand and higher commodity prices, particularly copper.


Material Handling Equipment


                                                     (in thousands)
                                          1994       1993        1992
Net sales                                $109,429    $117,032    $113,412
Operating profit                           12,094       6,753      10,343
Bookings                                  137,689      98,101     116,774


  The Material Handling Equipment segment reported net sales of $109.4 million in 1994, a decrease of 6.5% from 1993 levels of $117.0 million. However, operating profit increased to $12.1 million, or 11.1% of sales, compared to $6.8 million, or 5.8%, of sales in 1993, reflecting higher machine margins and the continued growth of the segment's aftermarket business. Sales of the Material Handling Equipment segment were principally in the U.S. in 1994, but recent acquisitions in the U.K. and Mexico suggest a growing international focus in 1995.

  Net sales of the Material Handling Equipment segment increased to $117.0 million in 1993 from $113.4 million in 1992. Operating profit decreased to $6.8 million from $10.3 million in 1992, due primarily to lower machine margins resulting from competitive pricing pressures on orders taken in 1992.

  Bookings amounted to $137.7 million in 1994, a 40.4% increase from $98.1 million in 1993; these bookings do not include purchased backlog of the Morris acquisition of $35.7 million. The sharp increase in bookings reflects the segment's leadership in the domestic equipment market, growth of the aftermarket business and a $20 million order for container cranes booked by Morris in October.


Discontinued Operations


                                                     (in thousands)
                                         1994         1993        1992
Net sales                               $132,260     $245,503    $234,308
Income (loss) from discontinued
  operations                              (1,007)       3,680       5,686


Net sales and loss from discontinued operations in 1994 amounted to $132.3 million and $(1.0) million, respectively, as compared to $245.5 million and $3.7 million, respectively, for 1993. The decreases from 1993 are the result of the sale of HEI in October, 1993 and the recording of more than $5 million of nonrecurring charges by Syscon in 1994. As discussed in more detail above and in Note 16 - Discontinued Operations, the Company is pursuing a plan which provides for the divestiture of Syscon, the remaining subsidiary of this segment, in the first half of 1995.


Statement of Income
Year Ended October 31,(Dollar amounts in thousands except per share amounts)

                                      1994            1993
                                    ----------      ---------
Revenues
 Net sales                          $1,116,704        $989,195
 Other income                           23,219           8,086
                                     --------        ---------
                                     1,139,923         997,281
Cost of Sales                          892,449         777,320
Product Development, Selling
 and Administrative Expenses           200,567         185,471
Restructuring Charge                         -          67,000
Nonrecurring Charge                          -           8,000
                                      ---------       ---------
Operating Income (Loss)                 46,907         (40,510)
Interest (Expense)-Net                 (20,261)        (21,796)
                                      ---------       ---------
Income (Loss) from Continuing
 Operations before Provision
 (Credit) for Income Taxes and
 Minority Interest                      26,646         (62,306)
Provision (Credit) for Income Taxes      5,300         (20,600)
                                      ---------       ---------
                                        21,346         (41,706)
Minority Interest                       (2,224)          4,799
                                      ---------       ---------
Income (Loss) from Continuing
Operations                              19,122         (36,907)
Income (Loss) from Discontinued
Operations, net of applicable
income taxes                            (1,007)          3,680
Gain on Sale of Discontinued Operation,
  net of applicable income taxes             -          16,173
Cumulative Effect of Accounting Change,
  net of applicable income taxes and
  minority interest                    (66,142)              -
                                     ---------        --------
Net Income (Loss)                     $(48,027)       $(17,054)
                                     =========        ========
Income (Loss) Per Share
  Income (loss) from continuing
    operations                          $ 0.74          $(1.39)
  Income (loss) from discontinued
    operations                           (0.04)           0.14
  Gain on sale of discontinued operation     -            0.61
Cumulative effect of accounting change   (2.55)              -
                                       -------          ------
Net Income (Loss)Per Share              $(1.85)         $(0.64)
                                      =========        ========
                                       1992
                                    ----------
Revenues
 Net sales                          $1,141,536
 Other income                           14,271
                                     ---------
                                     1,155,807
Cost of Sales                          871,399
Product Development, Selling
 and Administrative Expenses           185,127
Restructuring Charge                         -
Nonrecurring Charge                          -
                                     ---------
Operating Income (Loss)                 99,281
Interest (Expense)-Net                  (8,667)
                                     ---------
Income (Loss) from Continuing
 Operations before Provision
 (Credit) for Income Taxes and
 Minority Interest                      90,614
Provision (Credit) for Income Taxes     31,550
                                     ---------
                                        59,064
Minority Interest                       (9,277)
                                     ---------
Income (Loss) from Continuing
Operations                              49,787
Income (Loss) from Discontinued
Operations, net of applicable
income taxes                             5,686
Gain on Sale of Discontinued Operation,
  net of applicable income taxes             -
Cumulative Effect of Accounting Change,
  net of applicable income taxes and
  minority interest                          -
                                      --------
Net Income (Loss)                      $55,473
                                      ========
Income (Loss) Per Share
  Income (loss) from continuing
    operations                           $1.71
  Income (loss) from discontinued
    operations                            0.20
  Gain on sale of discontinued operation     -
  Cumulative effect of accounting change     -
                                        ------
Net Income (Loss)Per Share               $1.91
                                      ========

The Accompanying Notes are an Integral Part of the Financial
Statements.


Balance Sheet

October 31,
(Dollar amounts in thousands)

                                                                              1994
                                                                          ----------
Assets

Current Assets:
   Cash (including cash equivalents of $128,945 and $103,114 in 1994 and
    1993, respectively, at cost which approximates market)                 $ 152,807
   Accounts receivable-net                                                   298,130
   Inventories                                                               209,487
   Net current assets of discontinued operations                              20,047
   Other current assets                                                       38,418
                                                                            ---------
                                                                             718,889
Property, Plant and Equipment:
   Land and improvements                                                      26,227
   Buildings                                                                 166,769
   Machinery and equipment                                                   506,563
                                                                            ---------
                                                                             699,559
   Accumulated depreciation                                                 (303,680)
                                                                            ---------
                                                                             395,879
Investments and Other Assets:
   Investment in Measurex Corporation                                         66,347
   Goodwill                                                                   84,084
   Intangible assets                                                          41,919
   Other assets                                                               88,484
   Noncurrent assets of discontinued operations                               43,251
                                                                            ---------
                                                                             324,085
                                                                            ---------
                                                                           $1,438,853
                                                                          ===========


Liabilities and Shareholders' Equity
Current Liabilities:
   Short-term notes payable, including current portion of
     long-term obligations                                                 $   15,404
   Trade accounts payable                                                     177,866
   Employee compensation and benefits                                          60,971
   Advance payments and progress billings                                     108,514

   Accrued warranties                                                          26,517

   Other current liabilities                                                   78,861
                                                                            ---------
                                                                              468,133
Long-term Obligations                                                         243,208
Other Liabilities:
   Liability for postretirement benefits                                       96,097
   Accrued pension and related costs                                           38,559

   Other liabilities                                                            9,449

   Deferred income taxes                                                       11,606
                                                                            ---------
                                                                              155,711
Minority Interest                                                              85,570
Shareholders' Equity:
   Common stock (issued 32,798,155 shares and 32,798,155
     shares, respectively)                                                     32,798

   Capital in excess of par value                                             416,277

   Retained earnings                                                          168,585

   Cumulative translation adjustments                                         (25,660)
                                                                              --------
                                                                              592,000
Less:  Stock Employee Compensation Trust (2,150,416 shared and 2,526,553
       shares, respectively) at market                                        (53,760)

       Treasury Stock (2,852,604 shares and 4,847,729 shares,
       respectively) at cost                                                  (52,009)
                                                                             ---------
                                                                              486,231
                                                                            ----------
                                                                           $1,438,853
                                                                           ===========

                                                                             1993
                                                                          ---------
Assets
Current Assets:
   Cash (including cash equivalents of $128,945 and $103,114 in 1994 and
    1993, respectively, at cost which approximates market)                 $ 125,576
   Accounts receivable-net                                                   281,142
   Inventories                                                               218,440
   Net current assets of discontinued operations                                   -
   Other current assets                                                       49,162
                                                                            ---------
                                                                             674,320
Property, Plant and Equipment:
   Land and improvements                                                      23,556
   Buildings                                                                 162,001
   Machinery and equipment                                                   495,722
                                                                            --------
                                                                             681,279
   Accumulated depreciation                                                 (276,936)
                                                                           ---------
                                                                             404,343
Investments and Other Assets:
   Investment in Measurex Corporation                                         66,563
   Goodwill                                                                  115,755
   Intangible assets                                                          33,740
   Other assets                                                               76,547
   Noncurrent assets of discontinued operations                                    -
                                                                           ---------
                                                                             292,605
                                                                            --------
                                                                          $1,371,268
                                                                          ===========


Liabilities and Shareholders' Equity
Current Liabilities:
   Short-term notes payable, including current portion of
     long-term obligations                                                 $   65,316
   Trade accounts payable                                                     113,170
   Employee compensation and benefits                                          52,805
   Advance payments and progress billings                                      48,272

   Accrued warranties                                                          30,318

   Other current liabilities                                                  116,340
                                                                             ---------
                                                                              426,221
Long-term Obligations                                                         243,382
Other Liabilities:
   Liability for postretirement benefits                                            -
   Accrued pension and related costs                                           32,676

   Other liabilities                                                           12,630

   Deferred income taxes                                                       79,457
                                                                             ---------
                                                                              124,763
Minority Interest                                                              89,110
Shareholders' Equity:
   Common stock (issued 32,798,155 shares and 32,798,155
     shares, respectively)                                                     32,798

   Capital in excess of par value                                             399,723

   Retained earnings                                                          227,991

   Cumulative translation adjustments                                         (28,475)
                                                                             --------
                                                                              632,037
Less:  Stock Employee Compensation Trust (2,150,416 shared and 2,526,553
       shares, respectively) at market                                        (55,900)
       Treasury Stock (2,852,604 shares and 4,847,729 shares,
       respectively) at cost                                                  (88,345)
                                                                             --------
                                                                              487,792
                                                                             --------
                                                                           $1,371,268
                                                                            ==========



The Accompanying Notes are an Integral Part of the Financial Statements.



Statement of Cash Flows

Year Ended October 31,(Dollar amounts in thousands)
                                                               1994             1993
                                                            ---------          -------
Operating Activities
  Net income (loss)                                        $(48,027)        $ (17,054)

   Add(deduct)-Items not affecting cash:
    Restructuring charge                                          -            67,000

    Nonrecurring charge                                           -             8,000

    Cumulative effect of accounting change, net of
     income taxes and minority interest                      66,142                 -
    Gain on sale of discontinued operation                        -           (16,173)

    Depreciation and amortization                            47,147            44,500

    Minority interest, net of dividends paid                    571            (7,956)

    Deferred income taxes-net                                (8,653)          (15,207)

    Other-net                                                (8,775)            6,161

    Changes in working capital
    Decrease in accounts receivable-net                       5,009            89,759

    Decrease in inventories                                  18,460             1,965

    (Increase) in net current assets of discontinued
     operations                                             (20,047)                -
    (Increase) decrease in other current assets              (4,861)            9,007

    Increase (decrease) in trade accounts payable            48,669           (31,975)

    (Decrease) in employee compensation and benefits         (5,208)          (17,909)
    Increase (decrease) in advance payments and
     progress billings                                       53,480             1,953
    (Decrease) in other current liabilities                 (43,924)          (54,194)
                                                            --------         --------
 Net cash provided by (applied to) operating activities      99,983            67,877
                                                            --------          --------
 Investment and Other Transactions
    Acquisition of Morris Mechanical Handling Limited       (24,890)                -

    Proceeds from sale of discontinued operation                               23,219
    Acquisition of J&L Fiber Services                             -              (410)

    Acquisition of and investment in Beloit Poland                -                 -

    Property, plant and equipment-net                       (35,141)          (58,245)
    Other-net                                                (1,633)          (16,496)
                                                            --------          --------
Net cash (applied to) investment and other transactions     (61,664)          (51,932)
                                                            --------          --------
Financing Activities
    Sale of treasury stock                                   46,760                 -
    Purchase of stock for Stock Employee Compensation Trust       -           (49,431)

    Purchase of treasury stock                                 (124)           (1,381)
    Dividends paid                                          (10,477)          (10,669)
    Exercise of stock options                                 2,919               266

    Issuance of long-term obligations                             -                 -

    Redemption of long-term obligations                      (2,079)          (13,354)

    (Decrease) increase in short-term notes payable         (48,128)           19,615
                                                            --------          --------
Net cash (applied to) provided by financing activities      (11,129)          (54,954)
                                                            --------          --------
Effect of Exchange Rate Changes on Cash and Cash Equivalents     41            (6,812)
                                                            --------          --------
Increase (decrease) in Cash and Cash Equivalents             27,231           (45,821)
Cash and Cash Equivalents at Beginning of Year              125,576           171,397
                                                            --------          --------
Cash and Cash Equivalents at End of Year                   $152,807          $125,576
                                                            ========         =========

Statement of Cash Flows

Year Ended October 31,(Dollar amounts in thousands)
                                                              1992
                                                            -------
Operating Activities
  Net income (loss)                                         $55,473
   Add(deduct)-Items not affecting cash:
    Restructuring charge                                          -
    Nonrecurring charge                                           -
    Cumulative effect of accounting change, net of
     income taxes and minority interest                           -
    Gain on sale of discontinued operation                        -
    Depreciation and amortization                            39,853
    Minority interest, net of dividends paid                  5,118
    Deferred income taxes-net                                (1,143)
    Other-net                                                 1,662
    Changes in working capital
    Decrease in accounts receivable-net                       1,429
    Decrease in inventories                                  10,306
    (Increase) in net current assets of discontinued
     operations                                                   -
    (Increase) decrease in other current assets              (5,997)
    Increase (decrease) in trade accounts payable            10,427
    (Decrease) in employee compensation and benefits        (20,162)
    Increase (decrease) in advance payments and
     progress billings                                      (67,947)
    (Decrease) in other current liabilities                 (48,147)
                                                            --------
 Net cash provided by (applied to) operating activities     (19,128)
                                                            --------
 Investment and Other Transactions
    Acquisition of Morris Mechanical Handling Limited             -
    Proceeds from sale of discontinued operation                  -
    Acquisition of J&L Fiber Services                       (46,206)
    Acquisition of and investment in Beloit Poland           (5,676)
    Property, plant and equipment-net                       (50,246)
    Other-net                                                (7,313)
                                                            --------
Net cash (applied to) investment and other transactions    (109,441)
                                                            --------
Financing Activities
    Sale of treasury stock                                        -
    Purchase of stock for Stock Employee Compensation Trust       -
    Purchase of treasury stock                              (38,344)
    Dividends paid                                          (11,611)
    Exercise of stock options                                   296
    Issuance of long-term obligations                       150,000
    Redemption of long-term obligations                     (24,018)
    (Decrease) increase in short-term notes payable           7,404
                                                            --------
Net cash (applied to) provided by financing activities       83,727
                                                            --------
Effect of Exchange Rate Changes on Cash and Cash Equivalents (4,161)
                                                            --------
Increase (decrease) in Cash and Cash Equivalents            (49,003)
Cash and Cash Equivalents at Beginning of Year              220,400
                                                            --------
Cash and Cash Equivalents at End of Year                   $171,397
                                                            ========

The Accompanying Notes are an Integral Part of the Financial Statements.


Statement of Shareholders' Equity
(Dollar amounts in thousands)
                               Capital in                  Cumulative
                       Common   Excess of    Retained      Translation
                       Stock    Par Value    Earnings      Adjustments
                       -------   ---------    --------      -----------
Balance at October 31,
 1991 as previously
 reported             $32,751   $392,309     $227,317        $ (8,770)
Cumulative effect of
 accounting change,net
 of minority interest       -          -      (14,957)              -
Restated balance at    ------    -------      -------        --------
 October 31, 1991      32,751    392,309      212,360          (8,770)

 Net income                                    55,473
 Exercise of stock
  options                  19        277
 Issuance of
  restricted stock         14        171
 Dividends paid
  ($.40 per share)                            (11,611)
 Translation adjustments                                      (10,253)
 2,060,000 shares
  acquired as
  Treasury Stock
                        -----    -------      -------        ---------
Balance at October
  31, 1992             32,784    392,757      256,222         (19,023)

 Net loss                                     (17,054)
 Exercise of stock
  options                   3         49
 Issuance of
  restricted stock         11        132
 Dividends paid
  ($.40 per share)                            (11,177)
 Dividends on
  shares held
  by SECT                            508
 Establishment of SECT
 Adjust SECT shares to
  market value                     6,277
 Translation adjustments                                      (9,452)
 2,577,500 shares
  acquired as
  Treasury Stock
 Purchase of shares
  by employee benefit
  plans
                       ------    -------      -------       ---------
Balance at October
  31, 1993             32,798    399,723      227,991         (28,475)

 Net loss                                     (48,027)
 Exercise of stock
  options                         (1,024)
 Issuance of
  restricted stock                  (120)
 Dividends paid
  ($.40 per share)                            (11,379)
 Dividends on
  shares held
  by SECT                            902
 Adjust SECT shares to
  market value                     6,496
 Translation adjustments                                       2,815
 4,875 shares acquired
   as Treasury stock
 Sale  of 2,000,000 shares of
   Treasury stock                 10,300
 Purchase of shares
   by employee benefit
   plans
                       ------    -------      -------       ---------
Balance at October
  31, 1994            $32,798   $416,277     $168,585        $(25,660)
                      =======    =======     ========        =========

                                             Treasury
                                   SECT       Stock       Total
                                   ------    ---------    -----
Balance at October 31,
 1991 as previously
 reported                          $     -    $(49,189)   $594,418
Cumulative effect of
 accounting change net
 of minority interest                    -           -     (14,957)
Restated balance at                -------     -------    -------
 October 31, 1991                        -     (49,189)    579,461

 Net income                                                 55,473
 Exercise of stock
  options                                                      296
 Issuance of
  restricted stock                                             185
 Dividends paid
  ($.40 per share)                                         (11,611)
 Translation adjustments                                   (10,253)
 2,060,000 shares
  acquired as
  Treasury Stock                               (38,344)    (38,344)
                                   -------      -------     -------
Balance at October
  31, 1992                               -     (87,533)    575,207

 Net loss                                                  (17,054)
 Exercise of stock
  options                              214                      266
 Issuance of
  restricted stock                                              143
 Dividends paid
  ($.40 per share)                                          (11,177)
 Dividends on
  shares held
  by SECT                                                       508
 Establishment of SECT             (50,000)     50,000           -
 Adjust SECT shares to
  market value                      (6,277)                      -
 Translation adjustments                                     (9,452)
 2,577,500 shares
  acquired as
  Treasury Stock                               (50,812)     (50,812)
 Purchase of shares
  by employee benefit
  plans                                163                      163
                                    -------     -------      -------
Balance at October
  31, 1993                         (55,900)     (88,345)    487,792

 Net loss                                                   (48,027)
 Exercise of stock
  options                            3,943                    2,919
 Issuance of
  restricted stock                     262                      142
 Dividends paid
  ($.40 per share)                                          (11,379)
 Dividends on
  shares held
  by SECT                                                       902
 Adjust SECT shares to
  market value                      (6,496)                       -
 Translation adjustments                                      2,815
 4,875 shares acquired
   as Treasury stock                                (124)      (124)
 Sale  of 2,000,000 shares of
   Treasury stock                                 36,460     46,760
 Purchase of shares
   by employee benefit
   plans                             4,431                    4,431
                                    -------       -------    -------
Balance at October
  31, 1994                        $(53,760)     $(52,009)  $486,231
                                  =========     =========   ========






The Accompanying Notes are an Integral Part of the Financial
Statements.

Notes to Consolidated Financial Statements

(Dollar amounts in thousands unless indicated.)
NOTE 1

SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of all majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

INVENTORIES - Inventories are stated at the lower of cost or market value. Cost is determined by the last-in, first-out
(LIFO) method for substantially all domestic inventories and by the first-in, first-out (FIFO) method for inventories of foreign subsidiaries.

REVENUE RECOGNITION - Revenue on long-term contracts is generally recorded using the percentage-of-completion method for financial reporting purposes. Such contracts include contracts for papermaking machinery, certain mining equipment, custom-engineered cranes and systems engineering. Revenue on cost-plus-fee contracts is recognized to the extent of costs incurred plus a proportionate amount of fees earned. Losses, if any, are recognized in full as soon as identified. Sales of other products and services are recorded as products are shipped or services are rendered.

PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment are stated at historical cost. Expenditures for major renewals and improvements are capitalized, while maintenance and repairs which do not significantly improve the related asset or extend its useful life are charged to expense as incurred.

  For financial reporting purposes, plant and equipment are depreciated primarily by the straight-line method over the estimated useful lives of the assets. Depreciation claimed for income tax purposes is computed by accelerated methods.

CASH EQUIVALENTS - The Company considers all highly liquid debt instruments with a maturity of three months or less at the date of purchase to be cash equivalents.

FOREIGN EXCHANGE CONTRACTS - Any gain or loss on forward contracts designated as hedges of commitments is deferred and included in the measurement of the related foreign currency transaction, except that permanent losses are recognized immediately.

FOREIGN CURRENCY TRANSLATION - The majority of the assets and liabilities of the Company's international operations are translated at year-end exchange rates; income and expenses are translated at average exchange rates prevailing during the year.

  For operations whose functional currency is the local currency, translation adjustments are accumulated in a separate section of shareholders' equity. Transaction gains and losses, as well as translation adjustments relating to operations whose functional currency is the U.S. dollar, are reflected in income. Pre-tax foreign exchange losses included in operating income were $238 in 1994. Pre-tax foreign exchange gains included in operating income in 1993 and 1992 were $3,917 and $7,795, respectively.

GOODWILL AND INTANGIBLE ASSETS - Goodwill represents the excess of the purchase price over the fair value of identifiable net assets of acquired companies and is being amortized on a straight-line basis over periods ranging from 25 to 40 years. The Company assesses the carrying value of goodwill at each balance sheet date. Consistent with the November, 1993 FASB Exposure Draft, "Accounting for the Impairment of Long-Lived Assets," such assessments include a comparison of (a) the estimated future nondiscounted cash flows anticipated to be generated during the remaining amortization period of the goodwill to (b) the net carrying value of goodwill. The Company recognizes diminution in value of goodwill, if any, on a current basis. Other intangible assets are amortized over the shorter of their legal or economic useful lives ranging from 5 to 19 years. Accumulated amortization was $34,042 and $32,102 at October 31, 1994 and 1993, respectively.

INCOME TAXES - Effective November 1, 1993, the Company adopted Statement of Financial Accounting Standard (SFAS)
No. 109, "Accounting for Income Taxes" (SFAS 109) retroactive to fiscal 1989. SFAS 109 changed the criteria for measuring the provision for income taxes and recording deferred tax assets and liabilities on the consolidated balance sheet. Under SFAS 109, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The Company reflected the initial application of the new standard as a cumulative effect of a change in accounting principle in the year of adoption and accordingly recognized income of $5,520 in the first quarter of fiscal 1989. The consolidated financial statements for each year presented take into account the effects of SFAS 109. See Note 6-Income Taxes.

RESEARCH AND DEVELOPMENT EXPENSES - Research and development costs are expensed as incurred. Such costs incurred in the development of new products or significant improvements to existing products amounted to $25,016, $24,235, and $25,056 in 1994, 1993 and 1992, respectively. Certain capital expenditures used in research activities, such as the construction of the new pilot paper machine to be used in research and for customer tests, are capitalized and depreciated over their expected useful lives.

EARNINGS PER SHARE - Earnings per share are based upon the weighted average number of common shares outstanding during the year. The number of shares used in the computation were 25,973,621 in 1994, 26,606,547 in 1993, and 29,121,653 in
1992. Common stock equivalents were not significant in any of the years presented. Shares in the Stock Employee Compensation Trust ("SECT") are not considered outstanding for computing earnings per share.


NOTE 2

ACQUISITIONS

In September, 1994, the Company completed the acquisition of all of the outstanding shares of MMH (Holdings) Limited, a holding company for Morris Mechanical Handling Limited ("Morris") and related companies for $24,890. Morris is a manufacturer of a broad line of cranes, hoists, and other lifting equipment, and has an extensive service organization that provides aftermarket services for a broad spectrum of lifting equipment. Morris is headquartered in Great Britain and also has operations in the United States, the Far East and South Africa, and is a unit of the Material Handling Equipment segment.

  The acquisition was accounted for as a purchase transaction. The purchase price was allocated to the specific net assets acquired based upon a recently completed independent appraisal. The results of Morris for the month of October were included in the Company's consolidated operating results.

  In addition, the Company completed two smaller acquisitions during 1994. In July, 1994, the Company acquired a Mexican company, Hercules, S.A. de C.V., for $2,589. Hercules, a manufacturer of overhead cranes and hoists serving the Mexican and South American markets, is also a unit of the Material Handling Equipment segment. The acquisition was accounted for as a purchase.

  The Company's Beloit Corporation subsidiary acquired substantially all of the common shares of OASIS (Optical
Alignment Systems and Inspection Services, Inc.) for $7,000 in September, 1994. The transaction was accounted for as a purchase. The New Hampshire-based company provides specialty services principally to the paper industry.

  In July, 1992, the Company completed the acquisition of certain assets and liabilities of the J&L Plate ("J&L") refiner plate manufacturing and Gartland foundry facilities of Sullivan Corporation, for a total purchase price of $46,616. The acquisition was accounted for as a purchase transaction. J&L, which has been renamed J&L Fiber
Services, is a wholly-owned subsidiary of Beloit
Corporation. J&L has focused on custom refiner plates suitable for a variety of pulp and paper applications.

  In 1990, the Company entered into an agreement with Measurex Corporation ("Measurex") pursuant to which the Company could purchase up to 20% of Measurex's outstanding common stock in open market transactions. As of October 31, 1994, the Company's total investment in Measurex, including related expenses, equity income (loss) and net of dividends received, amounted to $66,347, representing 3,640,000 shares or a 20% interest. The Company accounts for this investment using the equity method and includes its equity income
(loss) in its Papermaking Machinery and Systems segment ("Paper Group"). The excess purchase price over the Company's proportionate share of the underlying equity in net assets is being amortized on a straight-line basis over 40 years. Also, see Note 14-Transaction with Affiliated Companies.


NOTE 3

RESTRUCTURING AND NONRECURRING CHARGES

In the third quarter of fiscal 1993, the Company recorded a restructuring charge to strengthen and streamline its papermaking machinery and mining equipment businesses. The total estimated cost of the restructuring activities reduced pre-tax income by $67,000 ($43,113 after-tax, or $1.63 per share). Of the total, $40,000 related to the Paper Group, which was primarily for the closure of its Canadian papermaking machinery manufacturing facilities and consolidation of North American papermaking machine manufacturing in Beloit, Wisconsin. The $25,500 charge for Harnischfeger Corporation's Mining Equipment Division related principally to its plans to reduce worldwide inventories and to enhance manufacturing and repair parts capabilities. Other elements in the restructuring charge provided for refocusing manufacturing and marketing efforts (to reduce non-value-added activities, to reduce nonoperating assets and to focus on capital carrying costs) as well as employee severance costs. Substantially all of the restructuring reserve was used by the end of fiscal 1994. The remaining reserves at October 31, 1994 of $7,746 relate primarily to the Paper Group.

  The Company recorded a charge in the third quarter of fiscal 1993 resulting from the reestimation of certain warranty reserves carried by the Mining Equipment Division. The charge reduced pre-tax income by $8,000 ($5,214 after-tax, or $.19 per share). This nonrecurring charge was the result of a deeper analysis of open warranty claims and customer requests, field experience on new products and additional analytical data provided by new systems which has since resulted in engineering, design and manufacturing changes. The Company's warranty methodology, while long-established, is by its very nature based on management's judgement and is not mathematically precise or actuarially based. The resultant warranty reserves are reevaluated periodically and reflect refinements of estimated warranty exposure on evolving product lines. This additional warranty reserve was used primarily during fiscal 1994.


NOTE 4

ACCOUNTS RECEIVABLE


Accounts receivable at October 31 consisted of the following:

                                       (in thousands)
                                        1994        1993
                                       -----        ----
Trade receivables                      $234,843   $226,011
Unbilled receivables                     68,496     66,442
Allowance for doubtful accounts and
  contract losses                        (5,209)   (11,311)
                                       --------    --------
                                       $298,130   $281,142
                                       ========    ========

The amount of accounts receivable due beyond one year is not significant.


NOTE 5

INVENTORIES


Inventories at October 31 consisted of the following:
                                                        (in thousands)
                                                   1994                  1993
                                                   ----                  ----
Finished goods                                  $ 92,143             $ 93,570
Work in process and purchased parts               86,187              113,520
Raw materials                                     73,189               54,257
                                                --------             ---------
                                                 251,519              261,347
Less excess of current cost over
   stated LIFO value                             (42,032)             (42,907)
                                                --------            ---------
                                                $209,487             $218,440
                                                ========             ========

  Inventories valued using the LIFO method represented approximately 69% and 76% of consolidated inventories at October 31, 1994 and 1993, respectively.

  The Company has reduced inventory by $3,739 and $8,125 at October 31, 1994 and 1993, respectively, for progress payments received on contracts accounted for on the completed contract method.


NOTE 6

INCOME TAXES

Effective November 1, 1993, the Company adopted SFAS No.
109, "Accounting for Income Taxes," retroactive to November
1, 1988. See Note 1-Significant Accounting Policies. The impact on previously reported net income and earnings(loss) per share from adopting the new standard is as follows:


Year Ended October 31,(in thousands)              1993             1992
                                                ----------         -------
                                            Income   Per        Income   Per
                                                    (Loss)   Share       (Loss)   Share
                                           -------- -----       -------- -----
Increase (Decrease)
 from previously
 reported                                   $644    $ .03      $(1,213)  $(.04)


  The components of income (loss) from continuing operations before income taxes and minority interest for the Company's domestic and foreign operations for the years ended October
31 were as follows:




(in thousands)                             1994                  1993                  1992
                                           ----                  ----                  ----
Domestic                               $   3,839             $(56,043)             $ 48,788
Foreign                                   22,807               (6,263)               41,826
                                        --------              -------               -------
Income (loss) from continuing
 operations before provision
 (credit) for income taxes and
 minority interest                     $  26,646             $(62,306)             $ 90,614
                                        =========              =======             =========



  The consolidated provision (credit) for income taxes included in the statement of income for the years ended
October 31 consisted of the following:


(in thousands)                                      1994                1993            1992
                                                    ----                ----            ----
Current provision:
       Federal                                  $  2,282             $ 2,547           $ 3,436
       State                                         572               2,100             1,235
       Foreign                                     6,316               3,668            26,512
                                                 -------              ------           -------
Total Current                                      9,170               8,315           $31,183
                                                 -------             -------           -------

Deferred provision (credit):
       Federal                                   (45,630)            (17,715)            7,135
       State and foreign                          (1,040)              2,027            (3,235)
                                                 -------             -------           -------
    Total Deferred                               (46,670)            (15,688)            3,900
                                                  -------            -------           -------
Total consolidated income tax provision (credit)$(37,500)            $(7,373)          $35,083
                                                 ========            =======           =======

  Income tax provision (credit) is included in the statement of income as follows:


(in thousands)                                     1994               1993               1992
                                                   ----               ----               ----
Continuing operations                           $  5,300            $(20,600)          $31,550
Income (loss) from discontinued operations           900               3,816             3,533
Gain on sale of discontinued operation                 -               9,411                 -
Cumulative effect of accounting change           (43,700)                  -                 -
                                                --------           ---------          --------
                                                $(37,500)            $(7,373)          $35,083
                                                ========            ========          ========

  The difference between the federal statutory tax rate and the effective tax rate on continuing operations for the years ended October 31 follows:


                                                     1994                1993              1992
                                                     ----                ----              ----
Federal statutory tax rate                           35.0%             (34.8)%             34.0%
Goodwill amortization not
  deductible for tax purposes                         1.7                 .7                 .5
Canadian restructuring (1993) and
  other differences in foreign and
  U.S. tax rates                                      (.1)               1.4                4.1
Differences in Foreign Sales
  Corporation and U.S. tax rate                      (7.8)              (1.9)              (2.0)
State income taxes, net of
  federal tax impact                                 (5.2)               1.5                 .5
General business credits utilized                    (5.2)               (.4)                --
Resolution of certain prior
  years' tax exposures                                 -                  -                (2.2)
Other items-net                                       1.5                 .4               (0.1)
                                                    -------             ------             -----
Effective tax rate                                   19.9%             (33.1)%             34.8%
                                                    =======             ======             =====

  Temporary differences and carryforwards which gave rise to the net deferred tax liability are as follows:


October 31,(in thousands)                           1994                    1993
                                                ----------             -----------
Differences in revenue recognition
 for book and tax purposes                        $  (565)                $(5,233)
Inventories                                        (3,381)                 (3,775)
Accrued expenses not currently
 deductible                                         9,788                   7,940
Provisions for restructuring not
 currently deductible                               2,588                  19,154
Other - net                                          (931)                  5,337
                                                  -------                --------
Total deferred income taxes included
 in other current assets                          $ 7,499                 $23,423
                                                  =======                 =======



Depreciation and amortization in
 excess of book expense                          $(56,439)               $(64,025)
Employee benefit related items                     18,266                 (16,886)
Tax credit carryforwards                           40,497                  29,628
Tax loss carryforwards                             34,595                  29,749
Other accruals and reserves in
 excess of tax expense                            (13,686)                (27,209)
State taxes                                        (5,483)                 (8,143)
Other - net                                       (15,222)                (10,200)
                                                  --------                 -------
                                                    2,528                 (67,086)
Valuation Allowance                               (14,134)                (12,371)
                                                 ---------                --------
Total deferred income taxes                      $(11,606)               $(79,457)
                                                 =========               =========

Net deferred tax liability                       $ (4,107)               $(56,034)
                                                 =========               =========


  At October 31, 1994, the Company has foreign tax credit carryforwards of $14,357 expiring in 1995, 1998 and 1999, general business tax credits of $18,914 expiring in 2003-
2009, and alternative minimum tax credit carryforwards of $7,226 which do not expire. In addition, tax loss carryforwards consisted of foreign loss carryforwards of $21,464 with various expiration dates, and domestic carryforwards of $13,131 with various states and expiration dates. The carryforwards will be available for the reduction of future income tax liabilities.

  U.S. income taxes, net of foreign taxes paid or payable, have been provided on the undistributed profits of foreign subsidiaries, except in those instances where such profits are expected to be permanently reinvested. Such unremitted earnings of subsidiaries which have been or are intended to be permanently reinvested were $96,600 at October 31, 1994. If, for some reason not presently contemplated, such profits were to be remitted or otherwise became subject to U.S. income tax, the Company expects to incur tax at substantially less than the U.S. income tax rate as a result of foreign tax credits that would be available.

  Income taxes paid were $10,816, $11,858 and $40,020 for 1994, 1993 and 1992, respectively.


NOTE 7

LONG-TERM OBLIGATIONS, BANK CREDIT FACILITIES AND INTEREST
EXPENSE

Long-term obligations at October 31 consisted of the following:


(in thousands)                                     1994                  1993
                                                   ----                  ----
8.9% Debentures, due 2022                       $ 75,000              $ 75,000
8.7% Debentures, due 2022                         75,000                75,000
Senior Notes, Series A through D, at
  interest rates of between 8.9% and 9.1%,
  due 1996 to 2006                                75,000                75,000
Industrial Revenue Bonds, at
  interest rates of between 5.9% and
  7.6%, due 1994 to 2017                          16,032                16,857
Other                                              3,497                 4,532
                                               ---------             ---------
                                                 244,529               246,389
Less:
  Amounts payable within one year                  1,321                 3,007
                                                --------             ---------

                                                $243,208              $243,382
                                                ========              ========

  The Company has $150,000 of unsecured debentures outstanding with interest rates ranging from 8.7% to 8.9% due at maturity in 2022.

  The Senior Notes, Series A through D, are privately placed and unsecured. The terms of the Note Agreements place limits on the amount of additional long-term debt the Company may issue and require maintenance of a minimum consolidated net worth, as defined. Additional funded debt may be incurred if immediately thereafter consolidated funded debt does not exceed 50% of consolidated total tangible assets, as defined.

  The Series D Notes provide for eleven equal annual repayments beginning in 1996; Series A through C Notes are due at maturity in 1999, 1999 and 2001, respectively.

  In 1992, the Company filed a shelf registration with the Securities and Exchange Commission for the proposed sale of up to $150,000 of additional debt securities. To date no securities covered by the registration have been offered for sale.

  In November, 1993, the Company entered into a four-year Revolving Credit Facility Agreement between the Company and certain domestic and foreign financial institutions that allowed for borrowings of up to $150,000 at rates expressed in relation to LIBOR and other rates. In November 1994, the facility was increased to $240,000, and was extended to November, 1998. A facility fee is payable on the Revolving Credit line.

  The Industrial Revenue Bonds are secured by certain assets of the Company's domestic operations.


  Installments payable to holders of the outstanding long-term obligations of the Company are due as follows:


     (in thousands)
       1995. . . . . . . . . . . . . . . . . .$ 1,321
       1996. . . . . . . . . . . . . . . . . .  2,849
       1997. . . . . . . . . . . . . . . . . .  2,704
       1998. . . . . . . . . . . . . . . . . .  2,467
       1999. . . . . . . . . . . . . . . . . . 37,611


  At October 31, 1994, short-term bank credit lines of foreign subsidiaries were approximately $61,102. The outstanding borrowings were $14,083 with a weighted average interest rate of 19.6%, reflecting higher rates in Poland and South Africa. There were no compensating balance requirements under these lines of credit.

  Net interest (expense) consisted of the following:


Year Ended October 31,(in thousands)
                                    1994               1993               1992
                                    ----               ----               ----
Interest income (1)             $  6,150           $  5,801           $10,820
Interest expense                 (26,411)           (27,597)          (19,487)
                                --------           --------           -------

Interest (expense)-net          $(20,261)          $(21,796)          $(8,667)
                                ========           ========           =======


(1) The Company reflected $1,546 and $2,200 of interest income in 1993 and 1992, respectively, as a result of the resolution of certain prior years' tax issues.

  Interest paid was $25,990, $29,774 and $14,339 in 1994,
1993 and 1992, respectively.


NOTE 8

PENSION PLANS

The Company and its subsidiaries have a number of defined benefit, defined contribution and government mandated pension plans covering substantially all employees.
Benefits from these plans are based on factors which include various combinations of years of service, fixed monetary amounts per year of service, employee compensation during the last years of employment and the recipient's social security benefit. The Company's funding policy with respect to its qualified plans is to contribute annually not less than the minimum required by applicable law and regulation nor more than the amount which can be deducted for income tax purposes. The Company also has a nonqualified senior executive supplemental pension plan, funded by Company stock, which is based on credited years of service and compensation during the last years of employment.

  Certain foreign plans, which supplement or are coordinated with government plans, many of which require funding through mandatory government retirement plans or insurance company plans, have pension funds or balance sheet accruals which approximate the actuarially computed value of accumulated plan benefits as of October 31, 1994 and 1993.

  The Company recorded an additional minimum pension liability and intangible asset of $19,915 and $16,820 in 1994 and 1993, respectively, to recognize the unfunded accumulated benefit obligation of certain domestic plans.

  Pension expense for all plans of the Company was $12,164 in 1994, $13,043 in 1993 and $17,042 in 1992. Net periodic pension costs for U.S. plans and plans of subsidiaries outside the United States for which SFAS No. 87 ("Employers' Accounting for Pensions") has been adopted included the following components:

Year Ended October 31,(in thousands)   1994              1993            1992
                                       ----              ----            ----
Service cost-benefits
 earned during the year             $ 12,123           $ 11,675      $ 13,101
Interest cost on projected
  benefit obligation                  24,900             23,543        24,281
Actual gain on plan assets           (10,943)           (36,005)      (21,333)
Net amortization and deferral        (14,667)            13,371           211
                                     --------           --------      --------
Net periodic pension cost           $ 11,413           $ 12,584      $ 16,260
                                     ========           ========      ========

  The discount rate used for U.S. plans was 8.0% in 1994, and 8.5% in 1993 and 1992, and for non-U.S. plans ranged from 6.7% to 15.0%. The assumed rate of increase in future compensation of U.S. salaried employees was 5.0% in 1994 and 5.5% in 1993 and 1992, and for non-U.S. salaried employees ranged from 5.0% to 11.0%. Benefits under the hourly employee plans are generally not based on wages. The expected long-term rate of return on assets for essentially all U.S. and non-U.S. plans was 10.0%. The assumptions for non-U.S. plans were developed on a basis consistent with that for U.S. plans, adjusted to reflect prevailing economic conditions and interest rate environments.

  Primarily, as a result of the sale of Harnischfeger Engineers, Inc.("HEI") in 1993 (see Note 16 - Discontinued Operations), a curtailment occurred within the Harnischfeger Salaried Pension Plan. Curtailment gains of $4,527 were recorded in 1993, $3,969 of which was included in the gain on sale of discontinued operations.

  The following table sets forth the plans' funded status at October 31, 1994 and 1993:





                                                                   1994
                                                        ------------------------

                                                         Plans With     Plans With
                                                             Assets    Accumulated
                                                          Exceeding       Benefits
                                                         Accumulated      Exceeding
                                                           Benefits        Assets
                                                        -----------     ---------
Actuarial present value of:
  Vested benefits                                        $167,974       $103,738
  Accumulated benefits                                    180,140        120,350
  Projected benefits                                      220,426        126,228
Net assets available for benefits                         227,796         87,369
                                                         ---------      --------
Plans' assets greater (less) than projected benefits        7,370        (38,859)
Unrecognized (asset) obligation existing at adoption       (7,400)         4,828
Unrecognized prior service cost                             6,016         10,131
Unrecognized net (gain) loss                                  354         10,446
                                                         ---------      --------
Net pension asset (liability)                            $  6,340       $(13,454)
                                                         =========      =========
                                                                   1993
                                                        -------------------------

                                                         Plans With    Plans With
                                                             Assets    Accumulated
                                                          Exceeding      Benefits
                                                        Accumulated      Exceeding
                                                           Benefits         Assets
                                                         ----------     ----------
Actuarial present value of:
  Vested benefits                                        $147,613       $111,205
  Accumulated benefits                                    159,264        120,766
  Projected benefits                                      198,560        124,764
Net assets available for benefits                         209,354         86,548
                                                          ---------      ---------
Plans' assets greater (less) than projected benefits       10,794        (38,216)
Unrecognized (asset) obligation existing at adoption       (7,406)         5,466
Unrecognized prior service cost                             7,819          9,846
Unrecognized net (gain) loss                              (10,409)         5,479
                                                          ---------      ---------
Net pension asset (liability)                           $     798       $(17,425)
                                                          =========     ==========


  Pension plan assets consist primarily of trust funds with diversified portfolios of primarily equity and fixed income investments.

  The Company has a qualified profit sharing plan which covers substantially all domestic employees except employees covered by collective bargaining agreements and employees of subsidiaries with separate defined contribution plans. Contributions to the plan are based on the Company's consolidated Economic Value Added ("EVA") performance. Profit sharing expense was $3,300 in 1994. The Company made no profit sharing contribution in 1993. Profit sharing expense was $629 in 1992.

  The FASB also has issued SFAS No. 112 "Employers
Accounting for Postretirement Benefits" which will be implemented by the Company in the first quarter of fiscal
1995. The impact upon adoption on the Company's results of operations and financial position will not be material.


NOTE 9

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company generally provides certain health care and life insurance benefits for U.S. employees who retire after attaining early retirement eligibility.

  During the first quarter of fiscal 1994, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106), through the immediate recognition of the obligation. Under SFAS 106, the costs of retiree health care and life insurance benefits are accrued over relevant employee service periods. Previously, these costs were charged to expense as claims were paid. The cumulative effect of the accounting change required by this standard was a one time pre-tax charge of $115,000 ($66,142 or $2.55 per share after taxes and minority interest). The discount rate used in determining the liability as of the date of adoption and as of October 31, 1994 was 8.0%.

  The following table sets forth the plans' funded status and amounts recognized in the Company's balance sheet as of October 31, 1994:


(in thousands)                                                 1994
Accumulated postretirement benefit obligation:
   Retirees                                                $ 55,700
   Fully eligible active plan participants                    6,000
   Other active plan participants                            16,500
                                                          ---------
   Total                                                     78,200

Plan asset at fair value                                          0
                                                          ---------
Accumulated postretirement benefit obligation
   in excess of plan assets                                  78,200

Unrecognized transition obligation                                0
Unrecognized prior service credit                            21,305
Unrecognized gain                                            10,176
                                                          ---------
Accrued postretirement benefit liability                    109,681

Less:  Current portion                                       13,614
                                                          ---------
                                                           $ 96,097
                                                          =========

  Net periodic postretirement benefit cost for fiscal year
1994 includes the following components:


(in thousands)                                                1994
                                                             ------
Service cost                                                 $  656

Interest cost on accumulated postretirement benefit
obligation                                                    6,204

Actual return on plan assets                                      0

Amortization of prior service cost(credit)                   (2,995)

Net amortization and deferral                                     0
                                                             ------
Net periodic postretirement benefit cost                     $3,865
                                                             ======

  For measurement purposes, a 13.0% annual rate of increase in the per capita cost of covered health care benefits for non-medicare eligible participants was assumed for 1994 (11.0% used for medicare eligible participants); the rate was assumed to decrease gradually to 5.0% for all participants by 2001 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. A one percentage point increase in the assumed health care cost trend rates each year would increase the accumulated postretirement benefit obligation as of October 31, 1994 by $2,800, and the aggregate service cost and interest cost components of the net periodic postretirement benefit cost for the year by $300.

  The cost of providing these benefits to retirees was $9,237 in 1993 and $7,908 in 1992.

  In 1993, the Board of Directors of the Company approved a general approach that would culminate in the elimination of all Company contributions towards postretirement health care benefits. Increases in costs paid by the Company were capped beginning in 1994 extending through 1998 and Company contributions will be eliminated on January 1, 1999 for most employee groups. The initial one-time pre-tax charge reflected all plan terms and amendments in place on November 1, 1993. Negative plan amendments made subsequent to November 1, 1993 are being amortized from the date of amendment to January 1, 1999. Amortization of negative plan amendments in 1994 amounted to $2,995, which reduced reported net periodic postretirement benefit cost.


NOTE 10

SHAREHOLDERS' EQUITY AND STOCK OPTIONS

As of October 31, 1994, the Company had 50,000,000 authorized shares of Common Stock, $1 par value, of which 1,923,384 shares are reserved for stock options and restricted stock. On November 29, 1994, as a part of the acquisition of Joy Technologies Inc. (see Note 17-
Acquisition of Joy Technologies Inc.), the Company's authorized Common Stock was increased to 100,000,000 shares.

  A Preferred Stock Purchase Right is attached to each share of Common Stock which entitles a shareholder to exercise certain rights in the event a person or group acquires or seeks to acquire 20% or more of the outstanding Common
Stock of the Company.

  The Incentive Stock Plan provides for the granting, up to January 31, 1998, of qualified and non-qualified options, stock appreciation rights and restricted stock to key employees for not more than 2,400,000 shares of Common
Stock.

  Since the inception of the Incentive Stock Plan, options for the purchase of 2,296,550 shares have been granted, at prices ranging from $6.75 to $27.00 per share. At October 31, 1994, 1,286,050 of the granted options were outstanding, 402,075 had been exercised and 608,425 had expired. Generally, the options become exercisable in cumulative installments of one-fourth of the shares in each year beginning six months from the date of the grant. In addition, 63,000 shares were reserved for restricted stock in 1990. In 1994, 10,875 of the reserved restricted shares were issued. The recipients of restricted stock have the right to receive dividends and vote but such shares cannot be transferred until they become fully vested. The shares generally will become unrestricted following the end of fiscal 1995. Compensation expense related to restricted stock is included in income and amounted to $100 in 1994, $170 in 1993 and $438 in 1992.

  Certain information regarding stock options follows:

                                            Number        Option Price
                                         of Shares           Per Share
                                         ---------    ----------------
Outstanding at October 31, 1991          1,097,475     $14.38 to  27.00
          Granted                          355,000      17.25 to  20.63
          Exercised                        (18,475)     14.38 to  19.63
          Canceled or expired             (205,875)     14.38 to  24.63
                                         ----------    ----------------
Outstanding at October 31, 1992          1,228,125      14.38 to  27.00
          Granted                          348,750      18.50 to  19.63
          Exercised                        (16,875)     14.38 to  19.25
          Canceled or expired              (46,175)     14.38 to  24.63
                                         ----------    ----------------
Outstanding at October 31, 1993          1,513,825      14.38 to 27.00
          Granted                           80,000      26.50
          Exercised                       (162,650)     14.38 to 24.63
          Canceled or expired             (145,125)     14.38 to 24.63
                                         ----------    ----------------
Outstanding at October 31, 1994          1,286,050      14.38 to 27.00
                                         ----------    ----------------
Exercisable at October 31, 1994            749,863     $14.38 to 27.00
                                         ==========    ================


  In September, 1994, the Company sold 2,000,000 shares of common stock in a private transaction. The common stock sold has not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This sale of stock satisfied the requirements under the pooling of interest accounting rules to replace shares repurchased during the two years prior to the announcement of the Company's merger with Joy Technologies Inc. The shares were sold from treasury stock.


  Following a "Dutch auction" self-tender offer in May, 1993, the Company purchased for cash 2,500,000 common shares, or approximately 9% of common shares outstanding at that time, at $19 5/8 per share, in conjunction with the establishment of the Harnischfeger Industries, Inc. SECT. Concurrent with the purchase, the Company sold 2,547,771 common shares held in treasury to the SECT, amounting to $50,000 at $19 5/8 per share. The purchase of the treasury shares reduced shareholders' equity. The sale of the treasury shares to the SECT had no impact on such equity. Shares in the SECT are being used to provide future employee benefits under plans that currently require shares of Company stock.

  Shares owned by the SECT are accounted for as treasury stock until issued to existing benefit plans; they are reflected as a reduction to shareholders' equity. Each period the shares owned by the SECT are valued at the closing market price, with corresponding changes in the SECT balance reflected in capital in excess of par value. Also, the shares in the SECT are not considered outstanding for computing earnings per share.





NOTE 11

OPERATING LEASES

The Company leases certain office and warehouse space as well as machinery, vehicles, data processing and other equipment.

  Certain of the leases have renewal options at reduced rates and provisions requiring the Company to pay maintenance, property taxes and insurance.

  Generally, all rental payments are fixed. The Company's assets and obligations under capital lease arrangements are not significant.

  Total rental expense under operating leases, excluding maintenance, taxes and insurance, was $13,876, $13,646 and $15,288 in 1994, 1993 and 1992, respectively.

  At October 31, 1994, the future payments for all operating leases with remaining lease terms in excess of one year, and excluding maintenance, taxes and insurance, were as follows:


       (in thousands)

           1995. . . . . . . . . . . . . . . . .$11,290
           1996. . . . . . . . . . . . . . . . .  9,504
           1997. . . . . . . . . . . . . . . . .  7,769
           1998. . . . . . . . . . . . . . . . .  5,970
           1999. . . . . . . . . . . . . . . . .    364
           2000. . . . . . . . . . . . . . . . .    294


NOTE 12

COMMITMENTS, CONTINGENCIES AND OFF-BALANCE-SHEET RISKS

At October 31, 1994, the Company was contingently liable to banks, financial institutions and others for approximately $71,000 for outstanding letters of credit securing performance of sales contracts and other guarantees, excluding the HEI back-up bond guarantee facility(see Note 16-Discontinued Operations). The Company may also guarantee performance of its equipment at levels specified in sales contracts without the requirement for letters of credit.
One such guarantee may require a loan to a customer approximating the value of the related paper machine in the event certain performance tests are not achieved. Performance guarantees are a normal part of the Company's business and have not resulted in significant cash outlays.

  The Company is a party to litigation matters and claims which are normal in the course of its operations and, while the results of litigation and claims cannot be predicted with certainty, management believes that the final outcome of such matters will not have a materially adverse effect on the Company's consolidated financial position or results of operations.

  The Company is also involved in a number of proceedings and potential proceedings relating to environmental matters. Although it is difficult to estimate the potential exposure to the Company related to these environmental matters, the Company believes that these matters will not have a materially adverse effect upon its consolidated financial position or results of operations.

  The Company has entered into various foreign currency exchange contracts with major international financial institutions designed to minimize its exposure to exchange rate fluctuations on foreign currency transactions. These contracts are used to hedge known cash receipts and disbursements in the ordinary course of business. At October 31, 1994, the outstanding net U.S. dollar face amounts of these contracts totaled approximately $1,549. The difference between contract and estimated fair values at October 31, 1994 was not significant. The Company does not participate in derivative instruments or transactions.

  As a prime contractor and subcontractor with various agencies of the U.S. Government, principally the Department of Defense, the Company's Systems Group is subject to strict procurement regulations, with non-compliance found by any one agency possibly resulting in fines, penalties, debarment or suspension from receiving additional contracts with all agencies. In July, 1993, the U.S. Air Force rescinded a contract with Syscon Corporation ("Syscon") following a post-award protest of the contract by another bidder. As a result of internal reviews, Syscon determined that evidence exists to indicate that an inaccurate certificate of compliance may have been submitted in connection with the contract. The outcome of the government investigation of this matter is not presently determinable. Management believes that the final outcome will not have a significant future effect on the Company's consolidated financial position or results of operations.

  On May 21, 1993, a Federal court jury in Madison, Wisconsin awarded Beloit Corporation $17,200 following a patent infringement trial against J.M. Voith GmbH of Germany and its subsidiary, Voith, Inc. The jury had determined that Beloit's patents on its new Bel-Champ(TM) technology for the drying section of large paper manufacturing machines were valid and infringed by Voith in connection with Voith's sale of a paper machine dryer section. The verdict of this patent infringement trial has been appealed by Voith. The award has not been recorded in the Company's financial statements.

  In addition, on November 23, 1994 a Federal court jury in Madison, Wisconsin returned a verdict finding Valmet Corporation of Finland guilty of infringing a key patent held by Beloit Corporation on the same Bel-Champ paper machine drying technology. In connection with this suit, the jury awarded Beloit $7,875 in damages. It is expected that the verdict in this case will be appealed by Valmet and the award has not been recorded in the Company's financial statements.


NOTE 13

DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents: The carrying value approximates fair value because of the short maturity of those instruments.

Long-Term Obligations: The fair value of the Company's long-term obligations has been calculated by discounting cash flows using current market yields quoted on similar issues.

  The estimated fair values of the Company's financial instruments at October 31, 1994 and 1993 are as follows:


   1994
   (in thousands)                           Carrying Value          Fair Value
                                            --------------          ----------
   Cash and Cash Equivalents                   $ 152,807            $ 152,807
                                               =========             =========
   Long-Term Obligations                        (244,529)            (227,672)
                                               =========             =========

   1993
   (in thousands)                           Carrying Value          Fair Value
                                            --------------          ----------
   Cash and Cash Equivalents                   $ 125,576            $ 125,576
                                              ==========             =========
   Long-Term Obligations                        (246,389)            (284,783)
                                              ==========             =========

NOTE 14

TRANSACTIONS WITH AFFILIATED COMPANIES

Mitsubishi Heavy Industries, Ltd. ("Mitsubishi") owns a 20% interest in Beloit Corporation. In connection with this ownership interest, Mitsubishi entered into certain agreements that provide it with the right to designate one of Beloit's five directors. The agreements also place certain restrictions on the transfer of Beloit stock. In the event of change in control of the Company, Mitsubishi has the right to sell its 20% interest back to the Company for the greater of $60,000 or the book value of its equity interest.

  Transactions with Mitsubishi for the years ending October
31, were as follows:


(in thousands)                             1994          1993           1992
                                         ------         ------         ------
Sales                                    $  487         $  152          $  88
Purchases                                   191          5,352            897
Receivables                               2,335          1,712            920
License Income                            3,931          3,794          4,800


  The Company believes that its transactions with Mitsubishi were competitive with alternate sources of supply for each party involved.

  In 1990, the Company entered into an agreement to acquire up to a 20% interest in Measurex. As part of the agreement, Measurex elected a nominee selected by the Company to its Board of Directors. There were no significant transactions with Measurex in 1994, 1993 or 1992. On December 29, 1994, Measurex bought back 2,026,900 shares of its stock reducing the Company's interest to 10%.


NOTE 15

SEGMENT INFORMATION

The Company designs, manufactures and markets products structured into three industry segments.

  Papermaking Machinery and Systems (Beloit Corporation) produces and markets papermaking machinery and allied equipment for the pulp and paper industries. The Company's investment in Measurex Corporation and related equity income
(loss) are included in this segment's identifiable assets and operating results.

  The Mining Equipment Division (Harnischfeger Corporation) designs, manufactures and markets electric mining shovels, electric and diesel-electric draglines, buckets, hydraulic mining excavators, large rotary blasthole drilling equipment and related replacement parts for the surface mining and quarrying industries.

  The Material Handling Equipment Division (Harnischfeger
Corporation) designs, manufactures, services and markets overhead cranes, electric wire rope and chain hoists, engineered products, container cranes and crane modernizations and electrical products for use in a variety of industries and applications.

  Intersegment sales are not significant. Common operating plants have been allocated to the respective segments.

  Corporate assets include principally cash, cash equivalents, the investment in HEI in 1994 and 1993 and administration facilities.


Segments of Business by Industry         Total     Operating        Depreciation and
(in thousands)                           Sales    Income (Loss)       Amortization
                                         -----    -------------     ---------------
1994
Papermaking Machinery and Systems     $  712,778    $  32,195            $  31,945
Mining Equipment                         294,497       19,531               11,492
Material Handling Equipment              109,429       12,094                2,981
                                      ----------    ---------            ---------
     Total continuing operations       1,116,704       63,820               46,418
Corporate                                             (16,913)                 729
Discontinued Operations
                                      ----------    ---------            ---------
     Consolidated total               $1,116,704    $  46,907            $  47,147
                                      ==========    =========            =========

1993
Papermaking Machinery and Systems     $  580,421    $ (18,113)           $  30,964
Mining Equipment                         291,742       (8,342)               9,615
Material Handling Equipment              117,032        6,753                2,588
                                      ----------    ----------           ---------
     Total continuing operations         989,195      (19,702)              43,167
Corporate                                           (20,808)               1,333
Discontinued Operations
                                      ----------    ----------           ---------
     Consolidated total               $  989,195    $ (40,510)           $  44,500
                                      ==========    ==========           =========

1992
Papermaking Machinery and Systems     $  699,127    $  70,860            $  27,865
Mining Equipment                         328,997       35,267                8,372
Material Handling Equipment              113,412       10,343                2,415
                                      ----------    ---------            ---------
     Total continuing operations      $1,141,536    $ 116,470            $  38,652
Corporate                                             (17,189)               1,201
Discontinued Operations
                                      ----------    ---------            ---------
Consolidated total                    $1,141,536    $  99,281            $  39,853
                                      ==========    =========            =========

Segments of Business by Industry        Capital    Identifiable
(in thousands)                       Expenditures    Assets
                                     ------------  -----------
1994
Papermaking Machinery and Systems    $  27,599    $  752,999
Mining Equipment                         5,355       323,910
Material Handling Equipment              3,935       135,680
                                        ---------  ----------
     Total continuing operations        36,889     1,212,589
Corporate                                  289       162,966
Discontinued Operations                               63,298
                                        ---------  ----------
     Consolidated total              $  37,178    $1,438,853
                                       ==========  ==========

1993
Papermaking Machinery and Systems    $  44,347    $  730,955
Mining Equipment                        12,956       303,315
Material Handling Equipment              1,419        85,276
                                        ---------  ----------
     Total continuing operations        58,722     1,119,546
Corporate                                  499       154,453
Discontinued Operations                               97,269
                                        ---------  ----------
     Consolidated total              $  59,221    $1,371,268
                                       ==========  ==========

1992
Papermaking Machinery and Systems    $  27,842    $  841,983
Mining Equipment                        19,685       362,435
Material Handling Equipment              1,502        90,161
                                        ---------  ----------
     Total continuing operations        49,029     1,294,579
Corporate                                2,045        95,333
Discontinued Operations                              144,808
                                        ---------   ---------
Consolidated total                   $  51,074    $1,534,720
                                        =========  ==========




Geographical Segment Information      Total        Interarea  Sales to Unaffil-
(in thousands)                        Sales          Sales    iated Customers
                                      -----        ---------  ---------------
1994
     United States                $  986,400      $(122,916)    $  863,484
     Europe                          138,600        (42,111)        96,489
     Other Foreign                   166,750        (10,019)       156,731
     Interarea Eliminations         (175,046)       175,046             --
                                  ----------      ---------     ----------
                                  $1,116,704      $      --     $1,116,704
                                  ==========      =========     ==========
1993
     United States                $  824,923      $ (83,273)    $  741,650
     Europe                          129,302        (11,007)       118,295
     Other Foreign                   144,807        (15,557)       129,250
     Interarea Eliminations         (109,837)       109,837             --
                                  ----------      ----------     ---------
                                  $  989,195      $       --     $ 989,195
                                   ==========      =========     ==========
1992
     United States                $  781,860      $(110,575)    $  671,285
     Europe                          285,679        (20,023)       265,656
     Other Foreign                   220,512        (15,917)       204,595
     Interarea Eliminations         (146,515)       146,515             --
                                  ----------      ---------     ----------
                                  $1,141,536      $      --     $1,141,536
                                  ==========      =========     ==========

Geographical Segment Information

                                 Operating     Identifiable
(in thousands)                   Income (Loss)      Assets
                                 -------------      ------
1994
     United States                 $  40,937      $  894,511
     Europe                            2,747         225,441
     Other Foreign                    18,523         112,569
     Interarea Eliminations            1,613         (19,932)
                                   ---------      ----------
                                   $  63,820      $1,212,589
                                  ==========      ==========
1993
     United States                 $ (27,909)     $  840,503
     Europe                            3,077         173,692
     Other Foreign                     5,758         135,827
     Interarea Eliminations             (628)        (30,476)
                                    ---------      ---------
                                   $ (19,702)     $1,119,546
                                    =========      =========
1992
     United States                 $  78,199        $899,862
     Europe                           22,354         266,346
     Other Foreign                    16,088         159,872
     Interarea Eliminations             (171)        (31,501)
                                    ---------      ----------
                                   $ 116,470      $1,294,579
                                    =========      ==========

Exports of U.S.-produced products were approximately
$172,000, $151,000 and $169,000 in 1994, 1993 and 1992,
respectively.

Note 16

DISCONTINUED OPERATIONS

In 1993, the Systems Group consisted of two subsidiaries, HEI and Syscon. The Board of Directors and management of the Company determined that this segment did not meet the criteria of a core business. As such, the Board of Directors determined that retention of the Systems Group was not consistent with the Company's long-term goals.

  On October 29, 1993, the Company completed the sale of HEI to that unit's senior management and some equity partners. Proceeds from the sale were $45,219, consisting of $23,219 in cash at closing, $10,000 of preferred stock and a ten-year subordinated promissory note for $12,000. The preferred stock is nonvoting and nonconvertible, and carries a dividend rate increasing from 6% in the first three years to 8% in years 4-10. Mandatory redemption is scheduled in year 10. The subordinated promissory note bears interest at rates ranging from 8% to 16%, quarterly payments starting in October, 1998 and a final payment of $3,500 in October, 2003. The Company agreed to make available a back-up bonding guarantee facility for certain bid, performance and other contract bonds issued by HEI. The maximum amount of guarantees cannot exceed $100,000 in the first year subsequent to sale, with the maximum amount decreasing to zero by November, 2000. Outstanding contract bonds under the guarantee arrangement totaled approximately $74,000 at October 31, 1994. HEI typically requires similar bonds from its major subcontractors. Such guarantees have been a normal part of HEI's business in the past and have not resulted in cash outlays. The back-up facility may not be used for new types of business or for projects outside of North America, nor does it permit exposure to consequential damages on commercial contracts.

  The Company reported a $16,173 after-tax gain on the sale of this discontinued operation in 1993.

  In the second quarter of fiscal 1994, the Company announced its decision to divest itself of Syscon, the remaining unit in the Systems Group. Although the Company is pursuing a plan which provides for the spin-off of Syscon through a dividend of Syscon stock to the shareholders of Harnischfeger Industries, Inc., the Company retains the option to pursue other divestiture alternatives. The divestiture is anticipated to occur in the first half of 1995. The operating results of the Systems Group have been segregated and are shown separately in the Statement of
Income as results from discontinued operations.   Operating
results of discontinued operations as of October 31 were as follows:

                                           (in thousands)
                                     1994        1993       1992
                                     ----        ----       ----
Net sales                          $132,260   $245,503    $234,308
Income (loss) before income taxes      (107)     7,496       9,219
Income taxes                            900      3,816       3,533
Income (loss) from discontinued
 operations                          (1,007)     3,680       5,686


  The difference between the federal statutory tax rate and the effective tax rate relates primarily to non-deductible goodwill of Syscon.


NOTE 17

ACQUISITION OF JOY TECHNOLOGIES INC.

On November 29, 1994, the Company completed the acquisition of Joy Technologies Inc. ("Joy") upon the approval of the shareholders of each company. Under the terms of the acquisition, to be accounted for as a pooling of interests, the Company exchanged 17,720,750 common shares for all of Joy's 31,353,000 outstanding shares, at an exchange ratio of .5652 of a share of the Company's common stock for each of Joy's common shares.

  Joy's Mining Group is a leader in the worldwide development, manufacturing, distribution and servicing of underground mining equipment for the extraction of coal and other bedded materials. In addition, Joy's Environmental
Group is a supplier of air pollution and ash handling equipment for electric utilities and other industrial operations.

  The financial position and results of operations of the Company and Joy will be combined in fiscal 1995 retroactive to November 1, 1994 and the fiscal year of Joy has been conformed to the Company's fiscal year. In addition, all prior periods presented will be restated to give effect to the merger. The Company's fiscal 1994 financial statements will be combined with Joy's fiscal 1994 financial statements (fiscal year ended February 25, 1994). Joy's operating results for the period February 26, 1994 to October 31, 1994 will be reflected as an adjustment to the combined Company's retained earnings on November 1, 1994.

  Presented below are condensed combined financial statements as of and for the year ended October 31, 1994.
Amounts related to Joy are presented as of and for the year ended February 25, 1994 and have been adjusted to reflect the adoption of SFAS 106 through the immediate recognition of the obligation as of the beginning of the period to conform with the Company's adoption.


Condensed Combined Balance Sheet

October 31, 1994

(in thousands)                      Harnischfeger          Joy         Combined
                                    -------------       ----------     --------
ASSETS
  Current assets                     $  718,889         $  324,512     $1,043,401
  Property, plant and equipment-net     395,879             94,358        490,237
  Other noncurrent assets               324,085            122,784        446,869
                                     ----------         ----------     ----------
                                     $1,438,853         $  541,654     $1,980,507
                                     ==========         ==========     ==========

LIABILITIES
  Current liabilities                $  468,133         $  143,943     $  612,076
  Long-term obligations                 243,208            325,725        568,933
  Other noncurrent liabilities          155,711             55,583        211,294
                                     ----------         ----------     ----------
                                        867,052            525,251      1,392,303
Minority Interest                        85,570                  -         85,570
Shareholders' Equity                    486,231             16,403        502,634
                                     ----------         ----------     ----------
                                     $1,438,853         $  541,654     $1,980,507
                                     ==========         ==========     ==========


Condensed Combined Statement of Operations
Year Ended October 31, 1994

(in thousands)                      Harnischfeger          Joy         Combined
                                    -------------       ----------     --------
Net sales                            $1,116,704         $  566,038     $1,682,742
Other income                             23,219                 82         23,301
                                     ----------         ----------     ----------
                                      1,139,923            566,120      1,706,043
Operating costs & expenses            1,093,016            517,442      1,610,458
                                     ----------         ----------     ----------
Operating income                         46,907             48,678         95,585
Interest expense, income taxes
  and minority interest                 (27,785)           (34,182)       (61,967)
                                     ----------         ----------     ----------
Income from continuing operations        19,122             14,496         33,618
Accounting changes & other              (67,149)           (18,666)       (85,815)
                                     ----------         ----------     ----------
Net income (loss)                    $  (48,027)        $   (4,170)    $  (52,197)
                                     ==========         ==========     ==========

Earnings per share from
  continuing operations                                                    $0.77
                                                                       ==========
Net income (loss) per share                                               $(1.19)
                                                                       ==========


NOTE 18

UNAUDITED QUARTERLY FINANCIAL DATA AND STOCK PRICES


(Dollar amounts in thousands, except per share and market price amounts)

                                                Fiscal Quarter

                                     First           Second               Third
                                     ---------------------------------------------
Net sales                          $239,027        $253,566             $282,834
Gross profit                         44,194          50,745               56,697
Operating income                      8,135           9,063               10,650
Income from continuing operations     1,952           2,809                4,421
Income (loss) from discontinued
 operations, net of applicable
 income taxes                           431             473                   99
Cumulative effect of accounting
 change, net of applicable income
 taxes and minority interest        (66,142)              -                    -
                                   ---------        --------             --------
Net income(loss)                  $ (63,759)       $  3,282             $  4,520
                                   =========        ========             ========
Earnings (loss) per share (1)

 Income from continuing operations   $ 0.08           $0.11                $0.17
 Income (loss) from discontinued
  operations                           0.02            0.02                    -
 Cumulative effect of accounting
  change                              (2.59)              -                    -
                                   ---------        --------             --------

Net income(loss)per share            $(2.49)          $0.13                $0.17
                                   =========        ========             ========
Market price of common stock:
   High                             $25 1/2         $25 3/4              $21 3/4
   Low                               21 1/2          20 1/8               18 1/2

                                    Fiscal Quarter     1994

                                       Fourth          Year
                                     ----------------------
Net sales                           $341,277       $1,116,704
Gross profit                          72,619          224,255
Operating income                      19,059           46,907
Income from continuing operations      9,940           19,122
Income (loss) from discontinued
 operations, net of applicable
 income taxes                         (2,010)          (1,007)
Cumulative effect of accounting
 change, net of applicable income
 taxes and minority interest               -          (66,142)
                                    --------       ----------
Net income(loss)                    $  7,930       $  (48,027)
                                    ========       ==========
Earnings (loss) per share (1)

 Income from continuing operations     $0.37            $0.74
 Income (loss) from discontinued
  operations                           (0.07)           (0.04)
 Cumulative effect of accounting
  change                                   -            (2.55)
                                    --------       ----------

Net income(loss)per share              $0.30           $(1.85)
                                    ========       ==========
Market price of common stock:
   High                              $26 1/2          $26 1/2
   Low                                20 1/2           18 1/2



(Dollar amounts in thousands, except per share and market price amounts)

                                              Fiscal Quarter
                                   First           Second               Third
                                     --------------------------------------------
Net sales                         $233,780         $259,043             $243,074
Gross profit                        46,522           55,470               51,937
Operating income (loss)              4,174            9,619              (66,593)
Income (loss) from continuing
 operations                            258            3,054              (46,134)
Income from discontinued operations,
 net of applicable income taxes        481              775                1,192
Gain on sale of discontinued
 operation, net of applicable
 income taxes                           --               --                   --
                                  --------         --------             --------
Net income (loss)                 $    739         $  3,829             $(44,942)
                                  ========         ========             ========
Earnings (loss) per share (2)

Income (loss) from continuing
 operations                          $0.01            $0.11              $(1.82)
Income from discontinued operations   0.02             0.03                0.05
Gain on sale of discontinued
 operation                              --               --                  --
                                   --------         --------           ---------

Net income (loss) per share          $0.03            $0.14              ($1.77)
                                  =========         ========           =========
Market price of common stock:
   High                            $20 7/8          $19 3/4             $21 3/8
   Low                              17 1/8           17 1/8              17 5/8

                                    Fiscal Quarter  1993
                                      Fourth        Year
                                    ----------------------
Net sales                           $253,780     $989,195
Gross profit                          57,946      211,875
Operating income (loss)               12,290      (40,510)
Income (loss) from continuing
 operations                            5,915      (36,907)
Income from discontinued operations,
 net of applicable income taxes        1,232        3,680
Gain on sale of discontinued
 operation, net of applicable
 income taxes                         16,173       16,173
                                     --------      --------
Net income (loss)                    $23,320     $(17,054)
                                     ========      ========
Earnings (loss) per share (2)

Income (loss) from continuing
 operations                            $0.23       $(1.39)
Income from discontinued operations     0.05         0.14
Gain on sale of discontinued
 operation                              0.64         0.61
                                     --------      --------

Net income (loss) per share            $0.92       $(0.64)
                                    =========      ========
Market price of common stock:
   High                              $22 3/4       $22 3/4
   Low                                19 1/8        17 1/8


(1) Due to the effect of the sale of 2.0 million shares of treasury stock in September, 1994 and the use of the weighted average shares outstanding each quarter for computing earnings (loss) per share, the sum of the quarterly per share amounts does not equal the per share amount for the fiscal year.
(2) Due to the effect of purchase of 2.5 million shares for the Stock Employee Compensation Trust in April, 1993 and the use of the weighted average shares outstanding each quarter for computing earnings (loss) per share, the sum of the quarterly per share amounts does not equal the per share amount for the fiscal year.



Item 6.


FIVE-YEAR REVIEW
OF SELECTED FINANCIAL DATA

Year Ended October 31,
(Dollar amounts in thousands
except per share amounts)           1994         1993          1992
                                --------      --------      --------

Revenues
    Net sales                    $1,116,704    $  989,195    $1,141,536
    Other income                     23,219         8,086        14,271
                                 ----------     ---------    ----------
                                  1,139,923       997,281     1,155,807

Cost of Sales                       892,449       777,320       871,399
Product Development,
 Selling and
 Administrative Expenses            200,567       185,471       185,127
Restructuring Charge                      -        67,000             -
Nonrecurring Charge                       -         8,000             -
                                 ----------       -------    ----------
Operating Income (Loss)              46,907       (40,510)       99,281
Interest (Expense) Income-Net       (20,261)      (21,796)       (8,667)
                                 ----------    ----------   -----------
Income (Loss) from Continuing
 Operations before Provision
 (Credit) for Income Taxes
 and Minority Interest               26,646       (62,306)       90,614
Provision (Credit) for
 Income Taxes                         5,300       (20,600)       31,550
Minority Interest                    (2,224)        4,799        (9,277)
                                 ----------    ----------   -----------
Income(Loss) from
 Continuing Operations               19,122       (36,907)       49,787
Income (Loss) from Discontinued
 Operations, net of appli-
 cable income taxes                  (1,007)        3,680         5,686
Gain on Sale of Discontinued

Operation, net of appli-
 cable income taxes                       -        16,173            --
Cumulative Effect of Account-
 ing Change, net of minority
 interest                           (66,142)           --            --
                                 ----------    ----------     ---------

Net Income (Loss)                $  (48,027)   $  (17,054)    $  55,473
                                 ==========    ==========     =========
Earnings (Loss) Per Share
  Income (loss) from
   continuing operations              $0.74       $(1.39)        $1.71
  Income (loss) from discontinued
   operations                          (.04)        0.14          0.20
  Gain on sale of discon-
   tinued operation                      --         0.61            --
  Cumulative effect of
  accounting change                   (2.55)          --            --
                                 ----------   ----------     ----------
 Net Income (Loss) Per Share         $(1.85)  $    (0.64)     $   1.91
                                  ==========   ==========     ==========
Dividends Per Common Share           $ 0.40   $     0.40      $   0.40
                                  ==========   ==========     =========
Working Capital:
  Current assets                 $  718,889   $  674,320    $  885,405
  Current liabilities               468,133      426,221       465,459
                                  ----------   ----------    ----------
  Working capital                $  250,756   $  248,099    $  419,946
  Current ratio                         1.5          1.6           1.9
                                  ==========   ==========    ==========
Plant and Equipment:
  Net properties                 $  395,879   $  404,343    $  386,948
  Capital expenditures               37,178       59,221        51,074
  Depreciation expense               43,575       40,738        35,858
                                 ==========   ==========    ==========
Total Assets                     $1,438,853   $1,371,268    $1,534,720
                                 ==========   ==========    ==========

Debt and Capitalized
 Lease Obligations:
  Long-term obligations(1)       $  244,529   $  246,389    $  260,436
  Short-term notes payable           14,083       62,309        42,876
                                 ----------   ----------    ----------
                                 $  258,612   $  308,698    $  303,312
                                 ==========   ==========    ==========
Minority Interest                $   85,570   $   89,110    $   99,655
                                 ==========   ==========    ==========
Debt to Capitalization Ratio          29.2%        32.8%         31.0%
                                 ==========   ==========    ==========
Shareholders' Equity             $  486,231   $  487,792    $  575,207

  Book value per share               $17.49       $19.19        $20.57
  Common shares
    outstanding (2)              27,795,135   25,423,873    27,965,655
Number of (End of Year):
  Employees                          11,200       10,800        11,600
  Common shareholders
    of record                         2,261        2,512         2,865



Year Ended October 31,
(Dollar amounts in thousands
except per share amounts)          1991          1990
                                 --------      --------
Revenues
    Net sales                   $1,359,823     $1,526,251
    Other income                    19,361         15,182
                                ----------     ----------
                                 1,379,184      1,541,433

Cost of Sales                    1,078,317      1,240,646
Product Development,
 Selling and
 Administrative Expenses           190,008        189,256
Restructuring Charge                     -              -
Nonrecurring Charge                      -              -
                                 ----------     ---------
Operating Income (Loss)            110,859        111,531
Interest (Expense) Income-Net        4,598          8,150
                                 ----------     ----------
Income (Loss) from Continuing
 Operations before Provision
 (Credit) for Income Taxes
 and Minority Interest             115,457        119,681
Provision (Credit) for
 Income Taxes                       40,750         39,500
Minority Interest                  (15,509)       (16,918)
                                 ----------      ---------
Income(Loss) from
 Continuing Operations              59,198         63,263
Income (Loss) from Discontinued
 Operations, net of appli-
 cable income taxes                  5,066          6,772
Gain on Sale of Discontinued

Operation, net of appli-
 cable income taxes                     --             --
Cumulative Effect of Account-
 ing Change, net of minority
 interest                               --             --
                                 ---------      ---------

Net Income (Loss)                $  64,264      $  70,035
                                 =========      =========
Earnings (Loss) Per Share
  Income (loss) from
   continuing operations             $1.91          $1.96
  Income (loss) from discontinued
   operations                         0.16           0.21
  Gain on sale of discon-
   tinued operation                     --             --
  Cumulative effect of
  accounting change                     --             --
                                ----------    -----------
 Net Income (Loss) Per Share     $    2.07     $     2.17
                                ==========    ===========
Dividends Per Common Share       $     .40     $      .20
                                ==========     ==========
Working Capital:
  Current assets                 $ 937,660     $1,003,701
  Current liabilities              568,853        646,131
                                ----------     ---------
  Working capital                $ 368,807     $  357,570
  Current ratio                        1.6            1.6
                                ==========     ==========
Plant and Equipment:
  Net properties                 $ 353,933     $  349,185
  Capital expenditures              47,103         60,355
  Depreciation expense              32,612         29,437
                                ==========     ==========
Total Assets                    $1,525,436     $1,598,005
                                ==========     ==========

Debt and Capitalized
 Lease Obligations:
  Long-term obligations(1)       $ 135,690     $  121,702
  Short-term notes payable          31,307         30,557
                                 ----------   ----------
                                 $ 166,997     $  152,259
                                 ==========   ==========
Minority Interest                $  97,135     $   94,048
                                 ==========   ==========
Debt to Capitalization Ratio         19.8%          18.7%
                                 ==========   ==========
Shareholders' Equity             $ 579,461     $  567,978

  Book value per share              $19.32         $17.92
  Common shares
    outstanding (2)             29,993,055     31,695,714
Number of (End of Year):
  Employees                         12,400         12,200
  Common shareholders
    of record                        3,250          3,500


(1)  Includes amounts classified as current liabilities.
(2)  As of end of year, excluding SECT shares.







                      REPORT OF INDEPENDENT ACCOUNTANTS
                      ---------------------------------



To the Directors and Shareholders
of Harnischfeger Industries, Inc.

In our opinion, the financial statements appearing on pages 26 to 43 of this report present fairly, in all material respects, the consolidated financial position of Harnischfeger Industries, Inc. and its subsidiaries (the "Company") at October 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Notes 6 and 9, the Company changed its method of accounting for income taxes and postretirement benefits other than pensions effective November 1, 1993.
The consolidated financial statements referred to above have been restated to reflect the retroactive application of the change in the Company's method of accounting for income taxes.



PRICE WATERHOUSE LLP

Milwaukee, Wisconsin
December 5, 1994